    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON AUGUST 14, 1998
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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                 SCHEDULE 14D-9
               SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO
            SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934
                            ------------------------

                            MOLECULAR DYNAMICS, INC.
                           (NAME OF SUBJECT COMPANY)

                            ------------------------

                            MOLECULAR DYNAMICS, INC.
                      (NAME OF PERSON(S) FILING STATEMENT)

                    COMMON STOCK, PAR VALUE $0.01 PER SHARE
   (INCLUDING THE ASSOCIATED RIGHTS TO PURCHASE SERIES A JUNIOR PARTICIPATING
                                PREFERRED STOCK)
                         (TITLE OF CLASS OF SECURITIES)

                                  608514 10 5
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                            ------------------------

                                  JAY FLATLEY
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                            MOLECULAR DYNAMICS, INC.
                             928 EAST ARQUES AVENUE
                          SUNNYVALE, CALIFORNIA 94086
                                 (408) 773-1222
            (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED
                 TO RECEIVE NOTICE AND COMMUNICATIONS ON BEHALF
                       OF THE PERSON(S) FILING STATEMENT)

                            ------------------------

                                WITH A COPY TO:

                              STEVEN J. TONSFELDT
                                JEFFREY Y. SUTO
                                  HEAYOON WOO
                                STEPHEN B. THAU
                               VENTURE LAW GROUP
                           A PROFESSIONAL CORPORATION
                              2800 SAND HILL ROAD
                          MENLO PARK, CALIFORNIA 94025
                                 (650) 854-4488

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

ITEM 1.  SECURITY AND SUBJECT COMPANY

     The name of the subject company is Molecular Dynamics, Inc., a Delaware corporation ("Molecular Dynamics" or the "Company"). The address of the principal executive offices of the Company is 928 E. Arques Avenue, Sunnyvale, California 94086. The title of the class of equity securities to which this Statement relates is the Company's Common Stock, par value $0.01 per share, including the associated rights to purchase Series A Junior Participating Preferred Stock ("Common Stock" or the "Shares").

ITEM 2.  TENDER OFFER OF THE BIDDER

     This Statement relates to the tender offer by APB Acquisition Corp. (the "Purchaser"), a Delaware corporation and a wholly-owned subsidiary of Amersham Pharmacia Biotech Inc. ("Amersham" or "Parent"), to purchase all of the Shares held by the Company's stockholders other than Parent or its affiliates (such stockholders, the "Public Stockholders" and such Shares, the "Publicly Held Shares") at $20.50 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in Purchaser's Offer to Purchase dated August 14, 1998, (the "Offer to Purchase") and in the related Letter of Transmittal (which together with the Offer to Purchase constitute the "Offer"), copies of which are filed respectively as Exhibits 1 and 2 hereto and are incorporated herein by reference. The Offer is disclosed in a Tender Offer Statement on Schedule 14D-1 dated August 14, 1998 (the "Schedule 14D-1") filed with the Securities and Exchange Commission (the "Commission") pursuant to the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the rules promulgated by the Commission thereunder. The Offer is being made by the Purchaser pursuant to the Agreement and Plan of Merger, dated as of August 9, 1998, among Parent, the Purchaser and the Company (as the same may be amended from time to time, the "Merger Agreement").

     The Offer to Purchase states that the address of the principal executive offices of each of the Purchaser and Parent is 800 Centennial Avenue, P.O. Box 1327, Piscataway, NJ 08855-1327.

ITEM 3.  IDENTITY AND BACKGROUND

     (a) The name and address of the Company, which is the person filing this Statement, is set forth in Item 1 above. All information contained in this Statement or incorporated herein by reference concerning the Purchaser or Parent, or actions or events with respect to either of them, was provided by the Purchaser or Parent, respectively, and the Company takes no responsibility for such information. Information contained in this Statement with respect to the Company and its advisors has been provided by the Company.

     (b) Certain contracts, agreements, arrangements and understandings between the Company and certain of its executive officers are described in the Information Statement dated August 14, 1998, included as Annex A to this
Schedule 14D-9 and incorporated herein by reference. The Information Statement will be furnished to the Company's stockholders pursuant to Section 14(f) of the Exchange Act and Rule 14f-1 issued under the Exchange Act in connection with Parent's right (after consummation of the Offer) to designate persons to be appointed to the Board of Directors of the Company (the "Board") other than at a meeting of the stockholders of the Company. Other such contracts, arrangements and understandings known to the Company are described below or are summarized in the subsection titled "Other Agreements" in Section 10 of the Offer to Purchase, which is incorporated herein by reference.

INTERESTS OF CERTAIN PERSONS IN THE OFFER AND THE MERGER.

     In considering the recommendations of the Board set forth in Item 4(a) of this Solicitation/ Recommendation Statement on Schedule 14D-9, Public Stockholders should be aware that certain members of the Board have interests in the Merger and the Offer which are described below and which may present them with certain conflicts of interest.

     INTERESTS OF EXECUTIVE OFFICERS, DIRECTORS AND AFFILIATES WITH RESPECT TO SHARES CURRENTLY HELD AND OPTIONS. In the Offer, the Public Stockholders, including certain directors and employees of the Company, will be entitled to receive $20.50 for each Share currently held which is tendered in the Offer and accepted for payment in accordance with its terms. Pursuant to the Merger Agreement, at the Effective Time (as defined below), (i) each option to purchase shares of Common Stock outstanding under any employee stock option or compensation plan or arrangement of the Company (except for the Molecular Dynamics, Inc. 1993 Employee Stock Purchase Plan (the "Company Stock Purchase Plan")) that is vested and exercisable (other than any option that becomes vested and exercisable by its terms as a result of the transactions contemplated by the Merger Agreement) shall be canceled, and the Company shall pay each such holder in cash at the Effective Time for each such option an amount determined by multiplying the excess, if any, of $20.50 per Share over the applicable exercise price per Share of such option by the number of shares to which such option relates, and (ii) each option to purchase shares of Common Stock outstanding under any employee stock option or compensation plan or arrangement of the Company (except for the Company Stock Purchase Plan) that is unvested or unexercisable at the Effective Time (each, an "Unvested Option") shall be canceled, and Parent shall replace each such Unvested Option with an award (a "Replacement Award") with a total value determined by multiplying the excess, if any, of $20.50 per Share over the applicable exercise price per Share of such Unvested Option by the number of Shares to which such Unvested Option relates. The total value of the Replacement Award shall be payable in cash to the optionee in five installments, with the first such installment (constituting 25% of the Replacement Award) payable at the Effective Time and thereafter, the remaining portion of the Replacement Award shall be paid in four equal installments on the last business day of the third, sixth, ninth and twelfth month following the Effective Time (provided that the optionee shall only be entitled to such quarterly payment for any quarter during which such optionee is employed by the Company or its successor as of such quarterly payment date). Each Replacement Award shall represent an unfunded, unsecured obligation of the Company or its successor.

     Assuming all shares beneficially owned by directors and executive officers of the Company are tendered in the Offer and all Options held by directors and executive officers of the Company are surrendered for cancellation prior to the Effective Time, then the directors and executive officers of the Company will be entitled to receive, as contemplated by the Merger Agreement, based upon their holdings as of July 31, 1998, cash payments and Replacement Awards in the manner set forth in the table below:

                     SHARE AND OPTION AMOUNTS WITH RESPECT
               TO THE COMPANY'S DIRECTORS AND EXECUTIVE OFFICERS

                                                                                      $ AMOUNT OF
                                             $ AMOUNT OF SHARES      VESTED          VESTED OPTIONS       UNVESTED
NAME                       SHARES OWNED(1)     AT OFFER PRICE     OPTIONS(1)(3)      AT OFFER PRICE      OPTIONS(1)
----                       ---------------   ------------------   -------------   --------------------   ----------
James M. Schlater........      118,082         $2,420,681.00         264,687         $4,745,879.73         10,313
Jay Flatley..............       13,198         $  270,559.00         226,020         $3,380,483.50         80,000
Clare L. Bromley, III....       10,011         $  205,225.50          62,500         $  890,625.00         17,500
David L. Barker..........        5,880         $  120,540.00          82,437         $1,087,971.38         26,563
Bruce K. Leisz...........            0         $        0.00          34,187         $  346,758.88         17,813
Mark J. Sutherland.......            0         $        0.00          39,675         $  549,493.75         30,625
Janice M. LeCocq.........            0         $        0.00          20,500         $  251,937.50              0
Lester John Lloyd........            0         $        0.00          20,500         $  251,937.50              0
Robert H. Keely..........        1,500         $   30,750.00          25,000         $  279,500.00              0
C. Woodrow Rea, Jr. .....       13,548         $  277,734.00          27,500         $  307,125.00              0

                              $ AMOUNT OF
                           REPLACEMENT AWARD
NAME                       AT OFFER PRICE(2)
----                       -----------------
James M. Schlater........     $ 65,745.38
Jay Flatley..............     $896,140.64
Clare L. Bromley, III....     $144,375.00
David L. Barker..........     $290,478.62
Bruce K. Leisz...........     $201,491.13
Mark J. Sutherland.......     $293,831.26
Janice M. LeCocq.........     $      0.00
Lester John Lloyd........     $      0.00
Robert H. Keely..........     $      0.00
C. Woodrow Rea, Jr. .....     $      0.00

---------------
(1) As of July 31, 1998.

(2) Assumes that each individual receives the full amount of the Replacement Award.

(3) Options held by each of Messers. Lloyd and Rea and Drs. Keely and LeCocq include 3,500 Options that will accelerate and become exchangeable for cash upon completion of the Offer.

     James M. Schlater, Chairman of the Board of Directors of the Company, and Jay Flatley, President and Chief Executive Officer of the Company, have entered into an agreement (the "Stockholder Agreement") with Parent and Purchaser pursuant to which Messrs. Schlater and Flatley have agreed to tender any Shares beneficially owned by them in the offer, and under certain circumstances, to exercise their vested options to acquire Shares and to tender the Shares received upon such exercise in the Offer. A copy of the Stockholder Agreement is attached as Exhibit 4 to this Schedule 14D-9 and is incorporated herein by reference.

     EMPLOYMENT AGREEMENTS. None of the Company's executive officers have employment agreements with the Company, and their employment may be terminated at any time at the discretion of the Board of Directors. However, the Compensation Committee of the Board of Directors has the authority as Plan Administrator of the Restated 1997 Stock Option Plan to provide for the accelerated vesting of the shares of Common Stock subject to outstanding options held by the Chief Executive Officer and the Company's other executive officers, in the event their employment were to be terminated (whether involuntarily or through a forced resignation) following a hostile take-over of the Company effected through a successful tender offer for 50% or more of the Company's outstanding Common Stock or through a change in the majority of the Board as a result of one or more contested elections for Board membership.

     In November 1995, the Company entered into an agreement with Clare L. Bromley, III, Sr. Vice President, Sales, Marketing and Service. The agreement provides for maximum severance benefits of the equivalent of one year's base salary which will be adjusted based on length of service as specified in the agreement. The severance benefits are due upon the involuntary termination by the Company for reasons other than willful misconduct or gross negligence and upon voluntary termination following a change in control through merger or acquisition. Additionally, the agreement provides for a non-qualified stock option for 60,000 shares of the Company's Common Stock which vested immediately upon Mr. Bromley's employment date with respect to 25% of the shares. Beginning one year from the employment date, 6.25% of the shares vests each quarter.

THE MERGER AGREEMENT.

     On August 10, 1998, Nycomed Amersham plc, an affiliate of Parent, issued a press release announcing the Merger Agreement and the Purchaser's intention to commence the Offer. A copy of that press release is filed as Exhibit 7 hereto and is incorporated by reference in its entirety.

     The following is a summary of the Merger Agreement, a copy of which is filed as an Exhibit to this Schedule 14D-9. Such summary is qualified in its entirety by reference to the Merger Agreement.

     THE OFFER. The Merger Agreement provides for the making of the Offer. The obligation of Purchaser to accept for payment Shares tendered pursuant to the Offer is subject to the satisfaction of the condition that a majority of the Shares outstanding on a fully diluted basis be tendered in accordance with the terms of the Offer prior to the expiration date of the Offer and not be withdrawn (the "Minimum Condition") and certain other conditions that are described below. Purchaser has agreed that no change in the Offer may be made, without the consent of the Company, which changes the form of consideration to be paid or decreases the price per Share or the number of Shares sought in the Offer, which waives the Minimum Condition, which imposes conditions to the Offer in addition to the Minimum Condition and those conditions described below or which otherwise adversely affects the stockholders of the Company. Purchaser may, however, without the consent of the Company, (i) extend the Offer, if at any scheduled or extended expiration date of the Offer any of the conditions to the Offer shall not be satisfied and waived, (ii) extend the offer for any period required by any rule, regulation, interpretation or position of the Commission or the staff thereof applicable to the Offer or any period required by applicable law and (iii) extend the Offer on one or more occasions for an aggregate period of not more than 10 business days beyond the latest expiration date that would otherwise be permitted under clause (i) or (ii) of this sentence, if on such expiration date there shall not have been tendered at least 90% of the outstanding Shares.

     Pursuant to the Merger Agreement, in the event of the failure of one or more of the conditions to the Offer to be satisfied or waived on any date on which the Offer would otherwise have expired, Purchaser shall, if such condition could reasonably be expected to be satisfied, extend the Offer for a reasonable period of time, except that Purchaser shall not be required to extend the Offer beyond October 31, 1998.

  Certain Conditions of the Offer.

     Notwithstanding any other provision of the Offer, Purchaser shall not be required to accept for payment or pay for any Shares, and may terminate the Offer, if (i) the Minimum Condition has not been satisfied by October 31, 1998,
(ii) the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements

Act of 1976 (the "HSR Act") shall not have expired or been terminated by the expiration date of the Offer, or (iii) at any time on or after August 14, 1998 and prior to the expiration of the Offer, any of the following conditions exist:

     (a) there shall be instituted or pending any action, suit, investigation or proceeding by any government or governmental authority or agency, domestic or foreign, or by any other person, domestic or foreign, before any court or governmental authority or agency, domestic or foreign, challenging or seeking to make illegal, to delay materially or otherwise directly or indirectly to restrain or prohibit the making of the Offer, the acceptance for payment of or payment for some of or all the Shares pursuant to the Offer or the consummation of the Merger, seeking to obtain material damages or otherwise directly or indirectly relating to the transactions contemplated by the Offer or the Merger, seeking to restrain, prohibit or materially restrict Parent's ownership or operation (or that of its respective subsidiaries or affiliates) of all or any material portion of the business or assets of the Company and the Subsidiaries, taken as a whole, or (based on claims arising out of or relating to the Offer, the Merger or the transactions contemplated by the Merger Agreement) of Parent and its subsidiaries, taken as a whole, or to compel Parent or any of its subsidiaries or affiliates to dispose of or hold separate all or any material portion of the business or assets of the Company and the Subsidiaries, taken as a whole, or (based on claims arising out of or relating to the Offer, the Merger or the transactions contemplated by the Merger Agreement) of Parent and its subsidiaries, taken as a whole, seeking to impose or confirm material limitations on the ability of Parent or any of its subsidiaries or affiliates effectively to exercise full rights of ownership of the Shares, including, without limitation, the right to vote any Shares acquired or owned by Parent or any of its subsidiaries or affiliates on all matters properly presented to the Company's stockholders, or seeking to require divestiture by Parent or any of its subsidiaries or affiliates of any Shares, or that otherwise is reasonably likely to have a material adverse effect;

     (b) there shall be any action taken, or any statute, rule, regulation, injunction, order or decree enacted, enforced, promulgated, issued or deemed applicable to the Offer or the Merger, by any court, government or governmental authority or agency, domestic or foreign, other than the application of the waiting period provisions of the HSR Act to the Offer or the Merger that is reasonably likely, directly or indirectly, to result in any of the consequences referred to in paragraph (a) above; or

     (c) the Company shall have breached or failed to perform in any material respect any of its covenants or agreements under the Merger Agreement, or any of the representations and warranties of the Company set forth in the Merger Agreement shall not be true when made or at any time prior to consummation of the Offer as if made at and as of such time (except as to any representation or warranty which speaks as of a specific date, which must be untrue as of such date), except for such inaccuracies which, when taken together (in each case without regard to any qualifications as to materiality or material adverse effect contained in the applicable representations and warranties) would not be likely to have a material adverse effect; or

     (d) the Company shall have entered into, or shall have publicly announced its intention to enter into, an agreement or an agreement in principle with respect to any acquisition proposal or the Board of Directors of the Company shall have withdrawn or materially modified in a manner adverse to Parent the Board's approval or recommendation of the Offer or the Merger; or

     (e) the Merger Agreement shall have been terminated in accordance with its terms;

which, in the reasonable judgment of Parent in any such case, and regardless of the circumstances giving rise to any such condition, makes it inadvisable to proceed with such acceptance for payment or payment.

     The foregoing conditions are for the sole benefit of Parent and Purchaser and may, subject to the terms of the Agreement, be waived by Parent and Purchaser in whole or in part at any time and from time to time in their discretion. The failure by Parent or Purchaser at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right, the waiver of any such right with respect to particular facts and circumstances shall not be deemed a waiver with respect to any other facts and circumstances, and each such right shall be deemed an ongoing right that may be asserted at any time and from time to time prior to the Effective Time.

     THE MERGER. The Merger Agreement provides that, upon the terms and subject to the conditions thereof, at the time at which the Company and Purchaser file a certificate of merger with the Secretary of State of the State of Delaware and make all other filings or recordings required by the Delaware General Corporation Law ("Delaware Law") in connection with the Merger, Purchaser shall be merged with and into the Company in accordance with Delaware Law. The Merger shall become effective at such time as the Certificate of Merger is duly filed with the Secretary of State of the State of Delaware (the "Effective Time"). As a result of the Merger, the separate corporate existence of Purchaser will cease and the Company will be the surviving corporation (the "Surviving Corporation").

     At the Effective Time, (i) each issued and outstanding Share held in the treasury of the Company, or owned by Parent or any of its Subsidiaries shall be canceled, and no payment shall be made with respect thereto; (ii) each share of common stock of Purchaser then outstanding shall be converted into and become one share of common stock of the Surviving Corporation; and (iii) each Share outstanding immediately prior to the Effective Time shall, except as otherwise provided in (i) above or with respect to Shares as to which appraisal rights have been perfected, be converted into the right to receive $20.50 in cash without interest.

     The Merger Agreement provides that, from and after the Effective Time, until successors are duly elected or appointed and qualified in accordance with applicable law, (a) the directors of Purchaser at the Effective Time shall be the directors of the Surviving Corporation and (b) the officers of the Company at the Effective Time shall be the officers of the Surviving Corporation.

     Employee Stock Options. At the Effective Time, (i) each option to purchase shares of Common Stock outstanding under any employee stock option or compensation plan or arrangement of the Company (except for the Molecular Dynamics, Inc. 1993 Employee Stock Purchase Plan (the "Company Stock Purchase Plan")) that is vested and exercisable (other than any option that becomes vested and exercisable by its terms as a result of the transactions contemplated by the Merger Agreement) shall be canceled, and the Company shall pay each such holder in cash at the Effective Time for each such option an amount determined by multiplying the excess, if any, of $20.50 per Share over the applicable exercise price per Share of such option by the number of shares to which such option relates, and (ii) each option to purchase shares of Common Stock outstanding under any employee stock option or compensation plan or arrangement of the Company (except for the Company Stock Purchase Plan) that is unvested or unexercisable at the Effective Time (each, an "Unvested Option") shall be canceled, and Parent shall replace each such Unvested Option with an award (a "Replacement Award") with a total value determined by multiplying the excess, if any, of $20.50 per Share over the applicable exercise price per Share of such Unvested Option by the number of Shares to which such Unvested Option relates. The total value of the Replacement Award shall be payable in cash to the optionee in five installments, with the first such installment (constituting 25% of the Replacement Award) payable at the Effective Time and thereafter, the remaining portion of the Replacement Award shall be paid in four equal installments on the last business day of the third, sixth, ninth and twelfth month following the Effective Time (provided that the optionee shall only be entitled to such quarterly payment for any quarter during which such optionee is employed by the Company or its successor as of such quarterly payment date). Each Replacement Award shall represent an unfunded, unsecured obligation of the Company or its successor.

     Employee Stock Purchase Plan. As of the Effective Time, the Company Stock Purchase Plan shall be terminated. Parent shall pay each participant in any then current offering under such Plan that commences after the date of the Merger Agreement in cash at or promptly after the Effective Time, in cancellation of all rights under such Plan, the amount of such participant's account balance under the Plan.

     Board of Directors. The Merger Agreement provides that effective upon purchase and payment by Purchaser for a number of Shares that satisfies the Minimum Condition, Parent shall be entitled to designate the number of directors, rounded up to the next whole number, on the Company's Board of Directors that equals the product of (i) the total number of directors on the Board of Directors (giving effect to the election of any additional directors pursuant to this paragraph) and (ii) the percentage that the number of Shares beneficially owned by Parent (including Shares accepted for payment) bears to the total number of Shares outstanding, and the Company shall take all action necessary to cause Parent's designees to be elected or appointed to the Board of Directors, including, without limitation, increasing the number of directors and seeking and accepting resignations of its incumbent directors. At such times, the Company will use its best efforts to cause individuals designated by Parent to constitute the same percentage as such individuals represent on the Company's Board of Directors of (i) each committee of the Board and (ii) each board of directors (and committee thereof) of each Subsidiary ("Subsidiary" means any corporation or other entity in which the Company has an ownership interest sufficient to elect a majority of the board of directors or other persons performing similar functions). Notwithstanding the foregoing, the Company shall use its best efforts to cause at least three members of the Company's Board of Directors as of the date hereof who are not employees of the Company (the "Continuing Directors") to remain members of the Board of Directors until the Effective Time and Parent consents thereto.

     Following the consummation of the Offer and until the Effective Time, the approval of at least a majority of the Continuing Directors shall be required to authorize any termination of the Merger Agreement by the Company, any amendment of the Merger Agreement requiring action by the Board of Directors, any action with respect to the Merger or the Company Stockholder Meeting (as defined below) requiring action by the Board of Directors, and any waiver of compliance with any of the agreements or conditions contained in the Merger Agreement for the benefit of the Company (provided in each case that, if, following the expiration of the Offer, Parent shall own 90% or more of the Shares, the Board of Directors of the Company will take all actions necessary to effect the Merger).

     Company Stockholder Meeting. Pursuant to the Merger Agreement, the Company shall cause a meeting of its stockholders (the "Company Stockholder Meeting") to be duly called and held as soon as reasonably practicable for the purpose of voting on the approval and adoption of the Merger Agreement, unless a vote of stockholders by the Company is not required by Delaware Law.

     The Merger Agreement provides that the Company will promptly prepare and file with the Commission under the Exchange Act a proxy statement relating to the Company Stockholder Meeting. The Company has agreed, subject to the fiduciary duties of its Board of Directors as advised in writing by counsel, to use its best efforts to obtain the necessary approvals by its stockholders of the Merger Agreement and the transactions contemplated thereby. Parent has agreed to vote all Shares then beneficially owned by it in favor of adoption of the Merger Agreement.

     Covenants of the Company. The Company has agreed that, prior to the Effective Time, the Company will conduct its business in the ordinary course consistent with past practice and that it will not adopt or propose any change in its certificate of incorporation or bylaws. In addition, the Company has agreed that, prior to the Effective Time, the Company will not, and will not permit any of its Subsidiaries to

          (a) except pursuant to existing agreements or arrangements, (i) acquire (by merger, consolidation or acquisition of stock or assets) any material corporation, partnership or other business organization or division thereof, or sell, lease or otherwise dispose of a material subsidiary or a material amount of assets or securities, (ii) make any investment in an amount in excess of $250,000 in the aggregate whether by purchase of stock or securities, contributions to capital or any property transfer (other than investments in marketable securities made in compliance with the Company's cash management policy), or purchase for an amount in excess of $250,000 in the aggregate, any property or assets of any other individual or entity, (iii) waive, release, grant or transfer any rights of material value, (iv) license, dispose of, assign, transfer or encumber any intellectual property other than technology transfer and technology access agreements substantially on the terms of the Company's standard form agreements, (v) modify or change in any material respect any existing material license, lease, contract, or other document, (vi) enter into any supply or distribution agreement providing for a term in excess of twelve months, (vii) except to refund or refinance commercial paper, incur, assume or prepay an amount of long-term or short-term debt in excess of $2,000,000 in the aggregate, (viii) assume, guarantee, endorse or otherwise become liable or responsible (whether directly, contingently or otherwise) for the obligations of any other person which are in excess of $250,000 in the aggregate, (ix) make any loans to any other person which are in excess of $250,000 in the aggregate or (x) authorize any new capital expenditures which, individually or in the aggregate, are in excess of $500,000;

          (b) split, combine or reclassify any shares of its capital stock, declare, set aside or pay any dividend or other distribution (whether in cash, stock or property or any combination thereof) in respect of its capital stock, other than cash dividends and distributions by a wholly owned Subsidiary of the Company to the Company or to a subsidiary all of the capital stock which is owned directly or indirectly by the Company, or redeem, repurchase or otherwise acquire or offer to redeem, repurchase, or otherwise acquire any of its securities or any securities of its Subsidiaries;

          (c) adopt or amend any bonus, profit sharing, compensation, severance, termination, stock option, pension, retirement, deferred compensation, employment or employee benefit plan, agreement, trust, plan, fund or other arrangement for the benefit and welfare of any director, officer or employee, or (except for normal increases in the ordinary course of business that are consistent with past practices and that, in the aggregate, do not result in a material increase in benefits or compensation expense to the Company) increase in any manner the compensation or fringe benefits of any director, officer or employee or pay any benefit not required by any existing plan or arrangement (including, without limitation, the granting of stock options or stock appreciation rights or the removal of existing restrictions in any benefit plans or agreements);

          (d) revalue in any material respect any of its assets, including, without limitation, writing down the value of inventory in any material manner or write-off of notes or accounts receivable in any material manner;

          (e) pay, discharge or satisfy any material claims, liabilities or obligations (whether absolute, accrued, asserted or unasserted, contingent or otherwise) other than the payment, discharge or satisfaction in the ordinary course of business, consistent with past practices, of liabilities reflected or reserved against in the consolidated financial statements of the Company or incurred in the ordinary course of business, consistent with past practices;

          (f) make any tax election or settle or compromise any material income tax liability;

          (g) take any action other than in the ordinary course of business and consistent with past practices with respect to accounting policies or procedures;

          (h) agree or commit to do any of the foregoing; or

          (i) take or agree or commit to take any action that would make any representation and warranty of the Company under the Merger Agreement inaccurate in any respect at, or as of any time prior to, the Effective Time.

     Other Offers. Pursuant to the Merger Agreement, the Company has agreed that from the date of the Merger Agreement until the termination thereof, neither the Company nor any of its Subsidiaries shall (whether directly or indirectly through advisors, agents or other intermediaries), nor shall the Company or any of its Subsidiaries authorize or permit any of its or their officers, directors, agents, representatives, advisors or Subsidiaries to

          (i) solicit, initiate or take any action knowingly to facilitate the submission of inquiries, proposals or offers from any Third Party (as defined below) (other than Parent) which constitutes or would reasonably be expected to lead to (A) any acquisition or purchase of 20% or more of the consolidated assets of the Company and its Subsidiaries or of over 20% of any class of equity securities of the Company or any of its Subsidiaries,
     (B) any tender offer (including a self tender offer) or exchange offer that if consummated would result in any Third Party beneficially owning 20% or more of any class of equity securities of the Company or any of its Subsidiaries, (C) any merger, consolidation, business combination, sale of substantially all assets, recapitalization, liquidation, dissolution or similar transaction involving the Company or any of its Subsidiaries whose assets, individually or in the aggregate, constitute more than 20% of the consolidated assets of the Company other than the transactions contemplated by Merger Agreement, or (D) any other transaction the consummation of which would or could reasonably be expected to interfere with, prevent or materially delay the Merger or which would or could reasonably be expected to materially dilute the benefits to Parent of the transactions contemplated by the Merger Agreement (collectively, "Acquisition Proposals"), or agree to or endorse any Acquisition Proposal,

          (ii) enter into or participate in any discussions or negotiations regarding any of the foregoing, or furnish to any Third Party any information with respect to its business, properties or assets or any of the foregoing, or otherwise cooperate in any way with, or knowingly assist or participate in, facilitate or encourage, any effort or attempt by any Third Party (other than Parent) to do or seek any of the foregoing, or

          (iii) except for the waiver under the Standstill Agreement (as described below), grant any waiver or release under any standstill or similar agreement with respect to any class of equity securities of the Company or any of its Subsidiaries. The foregoing restrictions do not prohibit the Company (either directly or indirectly through advisors, agents or other intermediaries) from (x) furnishing information pursuant to an appropriate confidentiality letter (a copy of which shall be provided to Parent) concerning the Company and its businesses, properties or assets to a Third Party who has made or is seeking to initiate discussions with respect to a bona fide Acquisition Proposal, (y) engaging in discussions or negotiations with such a Third Party who has made a bona fide Acquisition Proposal, and/or (z) following receipt of a bona fide Acquisition Proposal, taking and disclosing to its stockholders a position contemplated by Rule 14e-2(a) under the Exchange Act or otherwise making disclosure to its stockholders, but in each case referred to in the foregoing clauses (x) through (z), only to the extent that the Board of Directors of the Company shall have concluded in good faith on the basis of written advice from Company counsel that such action by the Board of Directors is required in order to comply with the fiduciary duties of the Board of Directors to the stockholders of the Company under applicable law.

     The Board of Directors of the Company shall not take any of the foregoing actions referred to in clauses (x) through (z) until after reasonable notice to Parent with respect to such action and that such Board of Directors shall continue to advise Parent after taking such action and, in addition, if the Board of Directors of the Company receives an Acquisition Proposal, then the Company shall promptly inform Parent of the terms and conditions of such proposal and the identity of the person making it.

     As of the date of the Merger Agreement, the Company is obligated to immediately cease and cause its advisors, agents and other intermediaries to cease any and all existing activities, discussions or negotiations with any parties conducted prior to such time with respect to any of the foregoing, and to use its reasonable best efforts to cause any such parties in possession of confidential information about the Company that was furnished by or on behalf of the Company to return or destroy all such information in the possession of any such party or in the possession of any agent or advisor of any such party.

     "Third Party" means any person, corporation, entity or "group," as defined in Section 13(d) of the Exchange Act, other than Parent or any of its affiliates.

     Company Stock Option. The Merger Agreement provides for a grant by the Company to Parent of an irrevocable option (the "Company Stock Option") to purchase for $20.50 per share in cash up to 1,750,000 Shares. Parent may exercise the Company Stock Option, in whole or in part, at any time or from time to time, from the date on which an Acquisition Proposal (as defined above) shall have been made or occur, as applicable, until the day (the "Option Termination Date") which is the earlier of (i) the Effective Time or (ii) nine months after the termination of the Merger Agreement. Parent may purchase Shares pursuant to the Company Stock Option only if all of the following conditions are satisfied:
(i) Parent is not at the time of purchase in material breach of its obligations under the Merger Agreement, (ii) no preliminary or permanent injunction or other order, decree or ruling against the sale or delivery of the Shares issued by any federal or state court of competent jurisdiction in the United States is in effect at such time and (iii) any applicable waiting period under the HSR Act shall have expired or been terminated at or prior to such time.

     In the event of any change in the Company's capital stock by reason of stock dividends, stock splits, mergers, consolidations, recapitalizations, combinations, conversions, exchanges of Shares, extraordinary or liquidating dividends, or other changes in the corporate or capital structure of the Company which would have the effect of diluting or changing Parent's rights under the Company Stock Option, the number and kind of

Shares subject to the Company Stock Option and the purchase price per Share (but not the total purchase price) shall be appropriately and equitably adjusted so that Parent shall receive upon exercise of the Company Stock Option the number and class of Shares or other securities or property that Parent would have received in respect of the Shares purchasable upon exercise of the Company Stock Option if the Company Stock Option had been exercised immediately prior to such event.

     At any time or from time to time after the making of any Acquisition Proposal (as defined above), in connection with the anticipated consummation of an Acquisition Proposal Parent may, at its election, upon two days' notice to the Company, surrender all or a part of the Company Stock Option to the Company, in which event the Company shall pay to Parent, on the day of each such surrender and in consideration thereof, against tender by Parent of an instrument evidencing such surrender, an amount in cash per Share the rights to which are surrendered equal to the excess of (i) the price per Share to be paid in such Acquisition Proposal over (ii) the price per Share offered in connection with the Offer. Such surrender and payment shall be subject to, and occur substantially concurrently with, the consummation of the Acquisition Proposal. If all or a portion of the price per Share to be paid in such Acquisition Proposal consists of non-cash consideration, then price per Share referred to in clause (i) above shall be the cash consideration per Share, if any, plus the fair market value of the non-cash consideration per Share as set forth in such Acquisition Proposal or, if not so set forth, as determined by Parent's investment bankers. Upon exercise of its right to surrender the Company Stock Option or any portion thereof and the receipt by the Parent of cash pursuant to this Section, any and all rights of the Parent to purchase Shares with respect to the portion of the Company Stock Option surrendered shall be terminated.

     The Company will apply to list all of the Shares subject to the Company Stock Option on the Nasdaq National Market and will use its best efforts to obtain approval of such listing as soon as practicable.

     If Parent requests the Company in writing to register under the Securities Act of 1933, as amended, any of the Shares owned by Parent, the Company will use its best efforts to cause the offering of the Shares so specified in such request to be registered as soon as practicable so as to permit the sale or other distribution by Parent of the Shares specified in its request.

     Amendment of Rights Plan. The Company has agreed to take all necessary action to render the Rights Agreement inapplicable to the Offer, the Merger, the Company Stock Option, the Merger Agreement, the Stockholder Agreement and any other transaction contemplated thereby.

     Waiver of Standstill Agreement. The Company has waived all of its rights and privileges under the Standstill Agreement with respect to the Merger, the Offer, the Company Stock Option, the other transactions contemplated hereby, the Stockholder Agreement (as described below) and the transactions contemplated thereby.

     Voting of Shares. Parent has agreed to vote all Shares beneficially owned by it in favor of adoption of the Merger Agreement at the Company Stockholder Meeting.

     Director and Officer Liability. From and after the Effective Time, Parent has agreed that it will indemnify and hold harmless each present and former director and officer of the Company and its subsidiaries, determined as of the Effective Time (the "Indemnified Parties"), against any costs or expenses (including attorneys' fees), judgments, fines, losses, claims, damages or liabilities (collectively, "Costs") incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of matters existing or occurring at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time, to the fullest extent that the Company would have been permitted under Delaware Law and its Certificate of Incorporation or Bylaws in effect on the date of the Merger Agreement to indemnify such person, and Parent will also advance expenses as incurred to the fullest extent permitted under the Company's Bylaws. For six years after the Effective Time, Parent will cause the Company to provide officers' and directors' liability insurance in respect of acts or omissions occurring prior to the Effective Time covering each such person currently covered by the Company's officers' and directors' liability insurance policy on terms with respect to coverage and amount no less favorable than those of such policy in effect on the date of the Merger Agreement, provided that in satisfying this obligation, Parent shall not be obligated to cause the Company to pay premiums in excess of 125% of the amount per annum the Company paid as of the date of the Merger Agreement, which amount has been disclosed to Parent (the "Maximum Premium"). If such insurance coverage cannot be obtained at all, or can only be obtained at an annual premium in excess of the Maximum Premium, Parent shall cause the Company to maintain the most advantageous policies of directors' and officers' liability insurance for an annual premium equal to the Maximum Premium.

     Employee Benefits. During the period commencing at the Effective Time and ending on the first anniversary thereof, Parent has agreed to provide employees of the Company and its subsidiaries with salary and benefits reasonably comparable, in the aggregate, to the salary and benefits provided such employees by the Company immediately prior to the Effective Time (disregarding for this purpose any stock options of other equity-based compensation provided such employees prior to the Effective Time). For purposes of any employee benefit plan or arrangement maintained by Parent, Parent has agreed to recognize service with the Company as service for all purposes except benefit accrual under any defined benefit pension plan maintained by Parent.

     In addition to the foregoing, Parent has agreed to cause the Company to adopt, as of the Effective Time, retention plans for the employees of the Company which shall include the following terms:

          (a) Eligibility: The Company's Board of Directors will, in its sole discretion, select employees entitled to receive awards ("participants") and the category and amount of each such award;

          (b) Awards: The amounts of all bonuses will be designated in the plan and/or award agreement applicable to each individual participant. Three categories of awards will be granted, as follows: (i) Category I: Retention Bonus (50% of "Total Retention Bonus"): payable on the third anniversary of the Effective Time, provided that the participant is employed by the Company on such date; Annual Sales Target Bonuses (50% of "Total Retention Bonus"): three consecutive annual sales target bonuses (with the first one-year period commencing at the Effective Time), each accruing separately subject to the attainment of the designated Company sales targets for such one-year period. All annual sales target bonuses vest and become payable on the third anniversary of the Effective Time, provided that the participant is eligible to receive a Retention Bonus; Death or disability: upon a participant's death or disability (meaning an inability to work for at least six months in any 12-month period), the following amounts shall be payable: (A) a pro rata portion of the Retention Bonus, (B) the full amount of any Annual Sales Target Bonuses previously accrued and (C) a pro rata portion of the Annual Sales Target Bonus (if any) payable with respect to the year in which such death or disability occurred; Involuntary
     Termination: upon a participant's involuntary termination other than for cause (meaning willful misconduct or insubordination), a pro rata portion of the Retention Bonus shall be payable; (ii) Category II: Retention Bonus: payable on the first anniversary of the Effective Time, provided that the participant is employed by the Company on such date; and (iii) Category
     III: Retention Bonus: payable six months after the Effective Time, provided that the participant is employed by the Company on such date.

     Representations and Warranties. The Merger Agreement contains customary representations and warranties of the parties thereto including representations by the Company as to the absence of certain changes or events concerning its respective business, patents and other proprietary rights, compliance with law, litigation, employee benefit plans, taxes, environmental and other matters.

     Conditions to Certain Obligations. The obligations of the Company, Purchaser and Parent to consummate the Merger are subject to the satisfaction of the following conditions: (i) if required by Delaware Law, the adoption by the stockholders of the Company of the Merger Agreement in accordance with such law;
(ii) any applicable waiting period under the HSR Act relating to the Merger shall have expired or been terminated; (iii) no provision of any applicable law or regulation and no judgment, injunction, order or decree shall prohibit the consummation of the Merger; and (iv) Purchaser shall have purchased Shares pursuant to the Offer.

     Termination. The Merger Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time (notwithstanding any approval of this Agreement by the stockholders of the

Company): (a) by mutual written consent of the Company and Parent; (b) by either the Company or Parent, (i) if Purchaser shall not have accepted for payment any Shares pursuant to the Offer prior to October 31, 1998; provided, however, that the right to terminate the Merger Agreement pursuant to this clause (i) shall not be available to any party whose failure to perform any of its obligations under the Merger Agreement results in the failure of any conditions to the Offer described above; (ii) if there shall be any law or regulation that makes consummation of the Offer or the Merger illegal or otherwise prohibited or if any judgment, injunction, order or decree enjoining Parent or the Company from consummating the Offer or the Merger is entered and such judgment, injunction, order or decree shall become final and nonappealable; (c) by Parent, (i) if the Board of Directors of the Company shall or shall resolve to (x) not recommend, or withdraw its approval or recommendation of, the Offer, the Merger, the Merger Agreement or any of the transactions contemplated thereby, (y) modify such approval or recommendation in a manner adverse to Parent or Purchaser, or (z) approve, recommend or fail to take a position that is adverse to any proposed Acquisition Proposal; (ii) in the event of a material breach or failure to perform in a material respect by the Company of any representation, warranty, covenant or other agreement contained in the Merger Agreement which cannot be cured, or has not been cured within 30 days after the Company receives written notice from Parent of such breach or failure to perform; (d) by the Company, (i) if, in order to permit the Company to consummate an Acquisition Proposal which the Board of Directors of the Company has determined to be on terms more favorable to the Company's stockholders from a financial point of view, the Board of Directors of the Company shall or shall resolve to (x) not recommend, or withdraw its approval or recommendation of, the Offer, the Merger, the Merger Agreement or any of the transactions contemplated thereby, (y) modify such approval or recommendation in a manner adverse to Parent or Purchaser, or (z) approve, recommend or fail to take a position that is adverse to any proposed Acquisition Proposal; or (ii) if Purchaser shall have failed to perform its obligations described under "The Offer" (unless such failure shall result from a breach by the Company of its obligations under the Merger Agreement) and such breach cannot be cured, or has not been cured within 30 days after Parent or Purchaser receive notice from the Company of such breach.

     If the Merger Agreement is terminated, the Merger Agreement shall become void and of no effect with no liability on the part of any party thereto, except that termination of the Merger Agreement shall be without prejudice to any rights any party may have thereunder against any other party for willful breach of the Merger Agreement. The agreements regarding the Company Stock Option and the obligation on the Company to pay certain fees and expenses (as described below) shall survive the termination of the Merger Agreement.

     Fees and Expenses. Except as provided below, all costs and expenses incurred in connection with the Merger Agreement shall be paid by the party incurring such cost or expense. If a Payment Event (as defined below) occurs, the Company shall pay to Parent, within two business days following such Payment Event, a fee of $7,000,000 (the "Termination Fee").

     "Payment Event" means (i) the termination of the Merger Agreement by Parent pursuant to clause (c)(i) described above under "Termination" or by the Company pursuant to clause (d)(i) described above under "Termination"; (ii) the termination of the Merger Agreement by either the Company or Parent, pursuant to clause (b)(i) described above under "Termination" and (x) the Company shall have failed to observe or perform in any material respect any of its obligations described under "Other Offers" above or (y) an Acquisition Proposal is received prior to the termination of this Agreement and not publicly rejected by the Company's Board of Directors; or (iii) the consummation of any Acquisition Proposal within nine months of the termination of the Merger Agreement by the Company pursuant to clause (d)(i) described above under "Termination" provided that any Acquisition Proposal shall have been made prior to the termination of this Agreement.

     If a Payment Event occurs, the Company shall reimburse Parent and its affiliates not later than two business days after submission of reasonable documentation thereof for 100% of their documented out-of-pocket fees and expenses (including the reasonable fees and expenses of counsel) up to $2,000,000 (plus any applicable VAT), in each case, actually incurred by any of them or on their behalf in connection with the Merger Agreement and the transactions contemplated thereby.

     The "Total Profit" (as hereinafter defined) that Parent shall be permitted to realize in respect of the Termination Fee and the Company Stock Option shall not exceed $10,000,000. In the event Parent's Total Profit would exceed such amount, Parent shall, at its sole election, (a) reduce the number of Shares subject to the Company Stock Option, (b) deliver Shares received upon an exercise of the Company Stock Option to the Company for cancellation, (c) pay an amount of cash to the Company or (d) do any combination of the foregoing so that Parent's actual realized Total Profit shall not exceed $10,000,000. "Total Profit" shall mean the aggregate (before taxes) of (i) any amount received pursuant to the Company's repurchase of the Company Stock Option (or any portion thereof), (ii) any amount received pursuant to the Company's repurchase of the Shares (less the purchase price for such Shares), (iii) any net cash received pursuant to the sale of Shares received by Parent in any exercise of the Company Stock Option to any third party (less the purchase price of such Shares), (iv) any amounts received on transfer of the Company Stock Option or any portion thereof to a third party, (v) any equivalent amounts received with respect to the Option (as adjusted pursuant to the Merger Agreement) and (vi) the Termination Fee.

     Amendment and Waivers. Any provision of the Merger Agreement may be amended or waived prior to the Effective Time if, and only if, such amendment or waiver is in writing and signed, and (i) in the case of an amendment, by the Company, Parent and Purchaser or (ii) in the case of a waiver, by the party against whom the waiver is to be effective. After the adoption of the Merger Agreement by the stockholders of the Company, no such amendment or waiver shall alter or change (i) the amount or kind of consideration to be received in exchange for any shares of capital stock of the Company, (ii) any term of the certificate of incorporation of the Surviving Corporation or (iii) any other terms and conditions of the Merger Agreement if such change would materially affect the holders of any shares of capital stock of the Company.

     THE STOCKHOLDER AGREEMENT. The following is a summary of the Stockholder Agreement, a copy of which is filed as Exhibit 4 to the Schedule 14D-9. Such summary is qualified in its entirety by reference to the Stockholder Agreement.

     Agreement to Tender. Pursuant to the Stockholders Agreement, Jay T. Flatley and James M. Schlater (the "Stockholders") will tender in, and not withdraw from, the Offer all Shares presently owned by them and any additional Shares acquired by any of them after the date of the Stockholder Agreement (the "Stockholder Shares").

     At Parent's written request, Stockholders shall also exercise some or all of their vested employee options; provided, however, that Parent shall only make such a request in connection with the anticipated consummation of an Acquisition Proposal (as defined in the Merger Agreement) or of the Offer. The exercise of such employee options shall be subject to, and occur substantially simultaneously with, the consummation of the Acquisition Proposal or the Offer, as applicable. In the event Parent shall request a Stockholder to exercise some or all of such Stockholders' employee options, Parent shall loan to such Stockholder the aggregate exercise price payable by Stockholder in respect of the number of employee options requested to be exercised, which amount will be repaid to Parent at such time as the Stockholder Shares are acquired in the Offer or pursuant to an Acquisition Proposal.

     Other Offers. In the event of the consummation of any Acquisition Proposal, each Stockholder shall pay to Parent a portion of the consideration per Share or vested employee option, as applicable (the "Consideration") received by such Stockholder at the consummation of such Acquisition Proposal equal to (i) in the case of Stockholder Shares, an amount equal to the excess, if any, of the Consideration over $20.50 multiplied by the number of Stockholder Shares acquired pursuant to such Acquisition Proposal, or (ii) in the case of vested employee options, an amount equal to the excess, if any, of the Consideration over $20.50 multiplied by the number of Stockholder Shares underlying such vested employee options which are cashed or rolled over pursuant to such Acquisition Proposal.

     Grant of Proxy. Pursuant to the Stockholder Agreement, each Stockholder has granted an irrevocable proxy appointing Parent as such Stockholder's attorney-in-fact and proxy, with full power of substitution, for and in such Stockholder's name, to vote, express consent or dissent, or otherwise to utilize such voting power in such manner and upon such matters related to the Offer and the Merger as Parent or its proxy or substitute shall, in Parent's sole discretion, deem proper with respect to the Stockholder Shares.

     Representations and Warranties. The Stockholder Agreement contains customary representations and warranties of the parties thereto.

     No Shopping. Until such time as the Merger Agreement shall be terminated, no Stockholder shall directly or indirectly (i) solicit, initiate or encourage (or authorize any person to solicit, initiate or encourage) any inquiry, proposal or offer from any person to acquire the business, property or capital stock of the Company or any direct or indirect subsidiary thereof, or any acquisition of a substantial equity interest in, or a substantial amount of the assets of, the Company or any direct or indirect subsidiary thereof, whether by merger, purchase of assets, tender offer or other transaction or (ii) subject to the fiduciary duty of the Stockholder as a director of the Company under applicable law, participate in any discussion or negotiations regarding, or furnish to any other person any information with respect to, or otherwise cooperate in any way with, or participate in, facilitate or encourage any effort or attempt by any other person to do or seek any of the foregoing. The Stockholder shall promptly advise Parent of the terms of any communications it may receive relating to any of the foregoing.

     Amendments; Termination. The Stockholder Agreement may not be modified, amended, altered or supplemented, except upon the execution and delivery of a written agreement executed by the parties thereto. The Stockholder Agreement shall terminate automatically upon the termination of the Merger Agreement, provided that the payment obligation on the part of the Stockholders described under "Other Offers" will survive any such termination until the date which is nine months thereafter, provided further, that if an Acquisition Proposal shall have been made on or prior to such date, such payment obligation shall survive until 30 days following the consummation of such Acquisition Proposal.

     EMPLOYMENT AGREEMENT OF MR. FLATLEY. As a condition to the execution of the Merger Agreement by Parent and Purchaser, Jay Flatley, President and Chief Executive Officer of the Company, was requested to enter into a letter agreement with the Company regarding the terms of his continued employment following consummation of the Merger (the "Flatley Agreement").

     Under the Flatley Agreement, which will only become effective upon the consummation of the Merger, Mr. Flatley will retain his position as Chief Executive Officer of the Company for a period of up to one year from the date of the Merger for the purpose of managing the Company's integration with Parent. During this period, Mr. Flatley will receive salary at an annual rate of $252,000 through December 31, 1998 and thereafter at an annual rate of $265,000. In addition, in partial consideration of (1) his continued employment and contribution towards the integration objectives described above, (2) the fact that he will no longer be entitled to awards of options or other incentive compensation, and (3) his agreeing to the confidentiality, noncompetition and nonsolicitation provisions described below, Mr. Flatley will be paid an additional award of $1,000,000 in a single lump sum on the first anniversary of the effective date of the Merger (the "Payment Date") (provided he has not, subject to certain exceptions, voluntarily terminated his employment with the Company prior to that date).

     If the Company should determine that the integration of the organizational structures pursuant to the Merger has been successfully completed before the Payment Date, the payment of the $1,000,000 referenced above may be accelerated. In that event, Mr. Flatley's employment with the Company will be terminated at the time the payment is made, but he will continue to receive his normal salary and benefits through the Payment Date.

     The Flatley Agreement also requires Mr. Flatley to (i) abide by certain confidentiality agreements, (ii) not hire or solicit the employment of any of the Company's employees for a one-year period following the termination of his employment with the Company and (iii) agree to certain noncompetition arrangements for a period ending on the second anniversary of the date of the Merger.

     The foregoing description is qualified in its entirety by reference to the Flatley Agreement, which is included as Exhibit 5 to this Schedule 14D-9.

ITEM 4.  THE SOLICITATION OR RECOMMENDATION

(a) RECOMMENDATIONS WITH RESPECT TO THE OFFER.

  Recommendation of the Board.

     At a meeting held on August 9, 1998, the Board, by unanimous vote (a) determined that each of the Offer and the Merger is fair to and in the best interests of the Public Stockholders, (b) approved the Offer and the Merger, (c) approved and adopted the Merger Agreement, the execution of such agreement and the transactions contemplated by such agreement and (d) recommended that such stockholders accept the Offer and tender their Shares pursuant thereto.

     THEREFORE, THE MOLECULAR DYNAMICS BOARD RECOMMENDS THAT THE PUBLIC STOCKHOLDERS TENDER ALL THEIR SHARES PURSUANT TO THE OFFER.

     A copy of a letter to all stockholders of the Company communicating the recommendations of the members of the Board is filed as Exhibit 6 hereto and is incorporated by reference in its entirety.

(b) BACKGROUND; REASONS FOR THE RECOMMENDATION OF THE BOARD.

(1)  BACKGROUND OF THE OFFER.

     In April 1994, Amersham International plc, the predecessor of Parent, and the Company established a strategic alliance to bring together the molecular biology and chemistry skills of Parent with the instrumentation skills of the Company to create complete DNA sequencing and genomic analysis systems. This strategic alliance was documented in a series of Collaboration, Cross Co-Promotion and Co-Development Agreements. At the same time Parent purchased 1,002,000 Shares and entered into the Standstill Agreement.

     From 1994 until 1997, the parties co-operated in marketing a variety of products, including a fluorescent scanner for electrophoresis gels together with fluorescent labeling kits used in detecting DNA and proteins, a DNA labstation and a fluorescent DNA sequencers. The development of these products and the strategic direction of the alliance was directed by a Business Steering Group ("BSG"), comprised of representatives of both parties.

     In 1996 and 1997, the BSG refocused the alliance on developing and marketing technologies for genomic analysis. The major technologies comprised microarrays for gene expression analysis, marketed as the Microarray Technology Access Program ("MTAP") and capillary electrophoresis sequencing marketed as the MegaBACE 1000(TM) instrument and associated reagents.

     The BSG recognized as early as early 1997 that better coordination between Parent and the Company of R&D and sales and marketing was desirable for commercial success of the MegaBACE and the MTAP. At that time, several options were discussed between the parties, ranging from acquisition of part or all of the Company by Parent to large scale secondment or joint venture arrangements. These discussions were inconclusive and ceased by December 1997.

     Beginning in October 1997, the Company also discussed with Parent and another company the possibility of the formation of a joint venture between Parent and such other company that would acquire the Company. These discussions were formally terminated in March 1998.

     In June 1997, the Company engaged Vector Securities International, Inc. ("Vector Securities") to act as its exclusive financial advisor with respect to the potential sale of all or a portion of the Company.

     The Company was also engaged in discussions with a second company regarding the potential acquisition of the Company in January and February 1998. These discussions terminated when the Board of Directors of the other company elected to not proceed.

     Further discussions on improved coordination between Parent and the Company took place at a meeting of the BSG in February 1998 in Silverado, California. At this meeting, the Company proposed a change in the profit sharing arrangements for the MTAP. The parties were unable to agree on the proposed change. Over the next few months, several other options were also discussed among the representatives of the parties with no results. These options included an R&D joint venture, an exclusive marketing arrangement for the products by one of the parties' salesforce or an acquisition by Parent of the assets of the MegaBACE program.

     In May 1998, the Company met informally with a third company about the possibility of a joint venture, a sale of assets of the MegaBACE program or an acquisition of the Company, but nothing resulted from these meetings.

     On May 19, 1998, the Company held a Board of Directors meeting at which the Board discussed the current status of the various corporate opportunities that the Company had been discussing over the past several months.

     On June 25, 1998, the Company held a special meeting of its Board of Directors to discuss a meeting requested by Parent about the various options that had previously been discussed by Parent and the Company. At this meeting, the Board of Directors and its external advisors held a lengthy discussion regarding the options and the other corporate opportunities that had been previously discussed with respect to other companies.

     On June 26, 1998, Ron Long (Chief Executive Officer of Parent), Michael Evans (Vice President, Applied Genomics of Parent) and Alan Dance (Vice President, Corporate Development of Parent) met Mark Sutherland (Vice President, Microarray Business Segment), Jay Flatley (President and Chief Executive Officer of the Company) and David Barker (Vice President, Research and Scientific Development) in Sunnyvale, California to discuss in greater detail a potential acquisition by Parent of the MegaBACE assets. The parties were, however, unable to agree on price. The meeting closed with both parties agreeing that the existing arrangements were not satisfactory and that both would explore other options.

     On June 29, 1998, Mr. Long telephoned James Schlater (Chairman of the Company) indicating that the options that Parent would consider were for Parent to become the distributor for MegaBACE, to contribute MegaBACE into a company to be jointly owned by the two parties, or to consider an outright acquisition of the Company. On June 30, 1998, on a conference call, Mr. Long, Mr. Schlater and Mr. Flatley agreed that these were the options that should be considered by the respective management teams.

     On July 7, 1998, Mr. Long and Mr. Flatley discussed the progress made on the evaluation of the options, and Mr. Long advised Mr. Flatley that Parent had requested its external advisors to help with the analysis.

     On July 28, 1998, Mr. Long informed Mr. Flatley that Parent's evaluation of the options discussed was nearly complete and that Parent would present these options to its Board of Directors at a meeting to be held on July 30, 1998 and to the Board of Directors of Nycomed Amersham plc, the indirect parent Company of Parent, at a meeting to be held on August 6, 1998. Mr. Long suggested that the parties meet on the afternoon of August 7 to discuss these options with a view to reaching a settlement on one of them. Mr. Flatley said he would be reviewing the same options with the Board of Directors of the Company and agreed to the proposed meeting.

     On July 31, 1998, the Company held a special meeting of its Board of Directors to discuss these options and the parameters under which management of the Company would operate with respect to the meeting with Parent.

     On August 7, 1998, Mr. Long met Mr. Schlater and Mr. Flatley with their respective legal and financial advisors in New York in order to discuss the possibility of pursuing one of the options identified at previous meetings. The parties agreed that the best option would be for Parent to offer to acquire all the outstanding Shares, provided an acceptable price and other terms could be agreed upon. The parties proceeded on August 7 to discuss the price of an acquisition, the text of a draft merger agreement and the details of an employee incentive plan. During these discussions, APB proposed an offer price of $18.50 per share, which was rejected by representatives of the Company. Negotiations regarding price and other terms continued, and on the afternoon of August 8, 1998, the parties reached an agreement in principle on $20.50 per share in cash, but such agreement was contingent on satisfactory resolution of the Merger Agreement and other ancillary issues and the receipt of approvals from the Company's Board of Directors, APB Ltd's shareholders, Nycomed Amersham and Pharmacia & Upjohn Inc. The Company held a special meeting of its Board of Directors to update them on the status of the negotiations at which the Board of Directors indicated certain issues which required resolution.

     On the morning of August 9, 1998, APB Ltd obtained the approvals of its shareholders and later in the day the parties reached agreement on the Merger Agreement, the terms of an employee incentive plan and other ancillary agreements. Following a telephonic meeting of the Board of Directors of the Company on August 9, 1998, the Merger Agreement and Stockholder Agreements were executed.

(2)  REASONS FOR THE RECOMMENDATION OF THE BOARD.

     In reaching its determinations referred to immediately above, the Board considered the following factors, each of which, in the view of the Board, supported such determinations:

          (i) the amount of consideration to be received by the Company's stockholders in the Offer and the Merger;

          (ii) the Company's prospects if it were to remain independent, including the risks and benefits inherent in remaining independent, including that the life sciences instrumentation and genomics industries were becoming increasingly competitive with the entry of larger companies offering a full range of products and services and that the Company's relationship with the Parent could be materially altered if the Merger did not proceed;

          (iii) the costs and potential adverse consequences of the Company's current lawsuit with the Applied Biosystems Division of the Perkin-Elmer Corporation with whom Parent is also engaged in litigation in a separate matter, and the benefits that a combined entity might gain from integrated defenses;

          (iv) the possible alternatives to the Offer and the Merger (including the possibility of continuing to operate the Company as an independent entity, a sale of a major portion of the Company's assets and the establishment of R&D joint ventures), the range of possible benefits to the Company's stockholders of such alternatives and the timing and likelihood of accomplishing the goal of any of such alternatives;

          (v) information with regard to the financial condition, results of operations, business and prospects of the Company, the regulatory approvals required to consummate the Offer and the Merger as well as current economic and market conditions (including current conditions in the industry in which the Company is engaged);

          (vi) the historical and recent market prices of the Shares and the fact that the Offer and the Merger will enable the holders of the Shares to realize a significant premium over the prices at which the Shares traded prior to the execution of the Merger Agreement;

          (vii) the presentation of Vector Securities to the Board on August 9, 1998, and the oral opinion of Vector Securities (which opinion was subsequently confirmed by delivery of a written opinion dated August 9, 1998, the date of execution of the Merger Agreement) to the effect that, as of the date of such opinion and based upon and subject to the matters considered, assumptions made and limits of review set forth therein, the $20.50 per Share cash consideration to be offered to holders of Shares (other than Parent and its affiliates) in the Offer and the Merger was fair, from a financial point of view, to such holders. The full text of Vector Securities' written opinion dated August 9, 1998, which sets forth the assumptions made, matters considered and limitations on the review undertaken by Vector Securities, is attached hereto as Annex B and is incorporated herein by reference. Vector Securities' opinion is directed only to the fairness, from a financial point of view, of the cash consideration to be received in the Offer and the Merger by holders of Shares (other than Parent and its affiliates) and does not constitute a recommendation to any stockholder of the Company as to how any such stockholder should vote on the Merger or whether such Stockholder should tender Shares pursuant to the Offer. HOLDERS OF SHARES ARE URGED TO READ SUCH OPINION CAREFULLY IN ITS ENTIRETY;

          (viii) the high likelihood that the proposed acquisition would be consummated, in light of the experience, reputation and financial capabilities of Parent and the close relationship between Parent and the Company, and that the structure of the transaction (including the Offer) would permit earlier consummation of the transaction than other structures; and

          (ix) the terms of the Merger Agreement, including the parties' representations, warranties and covenants and the conditions to their respective obligations and the fact that the Merger Agreement permits the Board of Directors of the Company to terminate the proposed transaction (upon the payment of the Termination Fee) in the event that the Company receives an acquisition proposal which the Board of Directors of the Company determines to be on terms more favorable to the Company from a financial point of view than the proposed Offer and Merger.

     In reaching its determinations to recommend the Offer and the Merger to the Public Stockholders, the Board considered the factors set forth immediately above, each of which, in view of the Board, supported such determinations.

     The members of the Board evaluated the various factors listed above in light of their knowledge of the business, financial condition and prospects of the Company, and based upon the advice of financial and legal advisors. In light of the number and variety of factors that the Board considered in connection with their evaluation of the Offer and the Merger, the Board did not find it practicable to assign relative weights to the foregoing factors and, accordingly, the Board did not do so. In addition to the factors listed above, the Board considered the fact that consummation of the Offer and the Merger would eliminate the opportunity of the Public Stockholders to participate in any potential future growth in the value of the Company, but determined that this loss of opportunity was reflected by the price of $20.50 per Share to be paid in the Offer and the Merger. In addition, the Board considered the possibility that, in the event the Offer but not the Merger is consummated, the number of stockholders could be reduced, which could adversely affect the liquidity and market value of the Shares.

ITEM 5.  PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED

     The Company has retained Vector Securities as its exclusive financial advisor in connection with the potential sale of all or a percentage of the Company. Pursuant to the terms of Vector Securities' engagement, the Company has agreed to pay Vector Securities for its services a non-refundable retainer fee of $50,000 and a financial advisory fee equal to one percent (1.0%) of the aggregate consideration (as defined) payable upon consummation of the Offer and the Merger. The Company also has agreed to reimburse Vector Securities for reasonable out-of-pocket expenses, including fees and disbursements of counsel, and to indemnify Vector Securities and certain related parties against certain liabilities, including, but not limited to, liabilities under the federal securities laws, arising out of Vector Securities' engagement. In the event such indemnification were not available, however, the Company has agreed to contribute to the settlement, loss or expense involved in the proportion that the relative benefits of the Company bears to Vector Securities' relative benefits. Vector Securities has in the past provided investment banking services to the Company unrelated to the Offer and the Merger, for which services Vector Securities has received customary compensation. In the ordinary course of its business, Vector Securities and its affiliates may actively trade or hold the securities of the Company for their own account and for the accounts of their customers and, accordingly, may at any time hold a long or short position in such securities.

     Neither the Company nor any person acting on its behalf currently intends to employ, retain or compensate any person to make solicitations or recommendations to stockholders on its behalf concerning the Offer.

ITEM 6.  RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES

     (a) To the best knowledge of the Company, no transactions in Shares have been effected during the past 60 days by the Company or any of its executive officers, directors or affiliates.

     (b) To the best knowledge of the Company, its executive officers, directors and affiliates currently intend to tender their Shares to Purchaser pursuant to the Offer.

ITEM 7.  CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY

     (a) Except as described in Items 3 and 4 above, including as set forth in the Offer, to the best knowledge of the Company, no negotiation is being undertaken or is underway by the Company in response to the Offer which relates to or would result in (1) any extraordinary transaction, such as a merger or reorganization, involving the Company or any affiliate or subsidiary of the Company, (2) a purchase, sale or transfer of a material amount of assets by the Company or any subsidiary of the Company, (3) a tender offer for or other acquisition of securities by or of the Company, or (4) any material change in the present capitalization or dividend policy of the Company.

     (b) Except as described in Items 3 and 4 above, there are no transactions, board resolutions, agreements in principle, or signed contracts in response to the Offer which relate to or would result in one or more of the matters referred to in clauses (1) through (4) of paragraph (a) of this Item 7.

ITEM 8.  ADDITIONAL INFORMATION TO BE FURNISHED

     Reference is hereby made to the Offer to Purchase and the related Letter of Transmittal which are attached as Exhibits 1 and 2, respectively, and are incorporated herein by reference in their entirety.

ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS

Exhibit 1*+  Form of Offer to Purchase, dated August 14, 1998.
Exhibit 2*+  Form of Letter of Transmittal.
Exhibit 3* Agreement and Plan of Merger among the Company, Purchaser and Parent dated as of August 9, 1998.
Exhibit 4*   Stockholder Agreement dated as of August 9, 1998, among
             James M. Schlater, Jay Flatley, Purchaser and Parent.
Exhibit 5 Letter Agreement dated August 9, 1998, between the Company and Jay Flatley.
Exhibit 6+   Letter to Stockholders of the Company dated August 14, 1998.
Exhibit 7+   Opinion of Vector Securities International, Inc., dated
             August 9, 1998 (incorporated by reference to Annex B of this
             Schedule 14D-9).
Exhibit 8*   Text of Press Release Issued by Nycomed Amersham plc, dated
             August 10, 1998.
Exhibit 9# Warrant Purchase Agreement, dated April 6, 1994, by and between Molecular Dynamics, Inc. and Amersham Holdings, Inc.
Exhibit 10# Warrant to Purchase 1,002,000 shares dated April 6, 1994, by and between Molecular Dynamics, Inc., Amersham Holdings,
             Inc. and Amersham International plc.
Exhibit 11#  Standstill Agreement, dated April 6, 1994, by and between
             Molecular Dynamics, Inc., Amersham Holdings, Inc. and
             Amersham International plc.
Exhibit 12#  Collaboration Agreement, dated April 6, 1994, by and between
             Molecular Dynamics, Inc. and Amersham International plc.
Exhibit 13#  Co-Development and Co-Promotion Agreement for FluorImager
             Reagents, dated April 6, 1994, by and between Amersham
             International plc and Molecular Dynamics, Inc.
Exhibit 14# Cross Co-Promotion Agreement, dated April 6, 1994, by and between Amersham International plc and Molecular Dynamics,
             Inc.

---------------
+ Included with materials delivered to stockholders of the Company.

* Filed as an Exhibit to the Purchaser's Tender Offer Statement on Schedule 14D-1 dated August 14, 1998, and incorporated herein by reference.

# Filed as an Exhibit to the Company's Quarterly Report on Form 10-Q for the quarterly period ended July 3, 1994 (File No. 0-19955) filed with the Securities and Exchange Commission on August 17, 1994, and incorporated herein by reference.

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

                                          By:  [JAY FLATLEY SIGNATURE]
                                          --------------------------------------
                                            Jay Flatley
                                            President and Chief Executive
                                              Officer

Dated: August 14, 1998

                                                                         ANNEX A

                               MOLECULAR DYNAMICS
                             928 EAST ARQUES AVENUE
                          SUNNYVALE, CALIFORNIA 94086

                       INFORMATION STATEMENT PURSUANT TO
                        SECTION 14(f) OF THE SECURITIES
          EXCHANGE ACT OF 1934, AS AMENDED, AND RULE 14f-1 THEREUNDER
                            ------------------------

             NO VOTE OR OTHER ACTION OF THE COMPANY'S STOCKHOLDERS
           IS REQUIRED IN CONNECTION WITH THIS INFORMATION STATEMENT.
            NO PROXIES ARE BEING SOLICITED AND YOU ARE REQUESTED NOT
                          TO SEND THE COMPANY A PROXY.
                            ------------------------

     This Information Statement is being mailed on or about August 14, 1998, as a part of the Solicitation/ Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") of Molecular Dynamics, Inc. (the "Company") to the holders of record of shares of Common Stock, par value $0.01 per share (including the associated rights to purchase Series A Junior Participating Preferred Stock, the "Shares"), of the Company. You are receiving this Information Statement in connection with the possible election of persons designated by Merger Sub (as defined below) to a majority of the seats on the Board of Directors of the Company (the "Board"). Capitalized terms used herein and not otherwise defined herein shall have the meaning set forth in the Schedule 14D-9.

     On August 9, 1998, the Company, Amersham Pharmacia Biotech Inc., a Delaware corporation ("Parent"), and APB Acquisition Corp., Inc., a Delaware corporation and a wholly-owned subsidiary of Parent ("Merger Sub"), entered into an Agreement and Plan of Merger dated as of August 9, 1998 (the "Merger Agreement"), in accordance with the terms and subject to the conditions of which Merger Sub commenced the Offer. The Offer is scheduled to expire at Midnight, New York City time, on Friday, September 11, 1998, unless the Offer is extended.

     The Merger Agreement requires the Company to cause the directors designated by Parent to be elected to the Board under the circumstances described therein following consummation of the Offer.

     This Information Statement is required by Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 14f-1 thereunder. You are urged to read this Information Statement carefully. You are not, however, required to take any action at this time.

     The information contained in the Information Statement (including information incorporated by reference) concerning Parent and Merger Sub and the Parent Designees (as defined herein) has been furnished to the Company by Parent and Merger Sub, and the Company assumes no responsibility for the accuracy or completeness of such information.

                   GENERAL INFORMATION REGARDING THE COMPANY

     The Shares are the only class of voting securities of the Company outstanding. Each Share has one vote. As of July 31, 1998, there were 10,285,125 Shares outstanding. The Board currently consists of one class with six members. At each annual meeting of stockholders, all the directors are elected for one-year terms. The officers of the Company serve at the discretion of the Board.

                  INFORMATION WITH RESPECT TO PARENT DESIGNEES

     In the event the Offer is consummated, Parent shall be entitled to designate the number of directors, rounded up to the next whole number, on the Company's Board of Directors that equals the product of (i) the total number of directors on the Company's Board of Directors (giving effect to the election of any additional directors pursuant to this Section) multiplied by (ii) the percentage that the number of Shares beneficially owned by Parent (including Shares accepted for payment) bears to the total number of Shares outstanding. At such time, the Company will use its best efforts to cause individuals designated by Parent to constitute the same percentage as such individuals represent on the Company's Board of Directors of (i) each committee of the Board and (ii) each board of directors (and committee thereof) of each Subsidiary. Notwithstanding the foregoing, the Company shall use its best efforts to cause at least three members of the Company's Board of Directors as of the date hereof who are not employees of the Company (the "Continuing Directors") to remain members of the Board of Directors until the Effective Time, and Parent consents thereto.

     Information about the Parent Designees is contained in Schedule I to the Offer to Purchaser, a copy of which is being mailed to stockholders together with this Schedule 14D-9. The information on such Schedule I, as well as supporting information contained in Section 8 of the Offer to Purchase, is incorporated herein by reference.

                DIRECTORS AND EXECUTIVE OFFICERS OF THE COMPANY

     Biographical information concerning each of the Company's current directors and executive officers as of July 31, 1998, is as follows:

DIRECTORS OF THE COMPANY

     JAMES M. SCHLATER. Mr. Schlater, 61, a co-founder of the Company, has served as a director of the Company since September 1987, and was appointed Chairman of the Board of Directors in August 1991. From August 1991 to July 1994, he served as Chief Executive Officer of the Company. From September 1987 to August 1991, he served as President and Chief Financial Officer. Prior to co-founding the Company, Mr. Schlater co-founded Applied Biosystems, Inc., a bioanalytical research instrumentation company, and served as a Senior Vice President responsible for sales and marketing from October 1981 to January 1987. Mr. Schlater is also a director of Argonaut Technologies, Inc., a biotechnology instrumentation company.

     JAY FLATLEY. Mr. Flatley, 45, a co-founder of the Company, has served as a director of the Company since March 1992. Mr. Flatley joined the Company as Vice President of Operations in September 1987 and served in that position until January 1990, when he was appointed Senior Vice President and Chief Operating Officer. He was appointed President of the Company in August 1991 and Chief Executive Officer in July 1994 and has served as Acting Chief Financial Officer since October 28, 1994. Mr. Flatley is also a director of Cimarron Software, a privately-held software company. Mr. Flatley holds a B.A. in Economics from Claremont Men's College and B.S. and M.S. degrees in Industrial Engineering from Stanford University.

     ROBERT H. KEELEY. Dr. Keeley, 57, has served as director of the Company since May 1994. He has been the El Pomar Professor of Business Finance at the College of Business and Administration, University of Colorado at Colorado Springs since September 1992, where he is also associated with the Colorado Institute for Technology Transfer and Implementation. From 1986 to 1992, he was an Associate Professor of Industrial Engineering at Stanford University. Prior to 1986, he was a General Partner of Hill, Keeley and Kirby, a venture capital firm and a Vice-President of Electro-Science Management Corporation. Dr. Keeley is also a director of Analytical Surveys, Inc., a geographic information system
(GIS) data base company, and Simtek Corp., a developer and marketer of semiconductor memory products. Dr. Keeley holds a B.S. in Electrical Engineering from Stanford University, an M.B.A. from Harvard University and a Ph.D. in Business Administration from Stanford University.

     JANICE M. LECOCQ. Dr. LeCocq, 48, has served as a director of the Company since April 1995. Dr. LeCocq has served as Chairman and Chief Executive Officer of Gryphon Sciences since November 1996 and served as its President and Chief Executive Officer from December 1994 to November 1996. From

October 1990 to December 1994, Dr. LeCocq served as the Executive Vice President-Finance and Administration and Chief Financial Officer of ICOS Corporation, a biotechnology company. Dr. LeCocq currently serves as a director of ICOS Corporation. From 1986 to 1990, Dr. LeCocq held positions within the corporate finance group at Montgomery Securities, an investment banking company. Dr. LeCocq holds a Ph.D. in Medical Anthropology and a B.A. in Human Biology from Stanford University.

     LESTER JOHN LLOYD. Mr. Lloyd, 61, has served as a director of the Company since April 1995. Mr. Lloyd was a founder of Nellcor, Incorporated, a medical instrument company, in 1981 and served as its Chief Executive Officer until August 1990. From 1974 to 1981, he was Chief Executive Officer of Humphrey Instruments, a manufacturer of diagnostic equipment for eye care. Mr. Lloyd also serves as a director of several privately-held companies. Mr. Lloyd holds a B.S. in Mechanical Engineering from the University of California, Berkeley.

     C. WOODROW REA, JR. Mr. Rea, 50, has served as a director of the Company since September 1987. From 1984 to 1991, Mr. Rea served as a General Partner of the New Enterprise Associates group of venture capital partnerships. From January 1992 to April 1996, he served as Director, President and Chief Executive Officer of Spectrian, an electronics communications company. Mr. Rea is currently a private investor. Mr. Rea holds a B.A. in Economics from the University of Rochester, a J.D. from George Washington University and an M.B.A. from New York University.

EXECUTIVE OFFICERS OF THE COMPANY

     DAVID L. BARKER. Dr. Barker, 56, joined the Company as Director of Biochemical Research in February 1988 and was appointed Vice President, Scientific Development in March 1991. From May 1985 to January 1988, Dr. Barker was employed as Scientific Sales Consultant for Protein Databases, Inc., a protein separation and analysis company. Dr. Barker holds a B.S. in Chemistry from the California Institute of Technology and a Ph.D. in Biochemistry from Brandeis University, and he was a Postdoctoral Research Fellow at Harvard Medical School from 1969 to 1971.

     BUD L. BROMLEY. Mr. Bromley, 47, joined the Company in November 1995 as Senior Vice President, Sales and Marketing. Prior to working for the Company, Mr. Bromley held a variety of positions with Hewlett-Packard Company (HP) in the Chemical Analysis Group. From November 1994, Mr. Bromley was the Manager of Information Architecture, HP Chemical Analysis Group Sales and Marketing. From July 1993 to November 1994 he was Worldwide Bioscience Sales and Marketing Manager. From November 1988 to July 1993 he was Global Accounts Marketing Manager, Chemical Analysis Group. Mr. Bromley holds a B.S. in Natural Sciences with a Chemistry concentration from Mercer University.

     BRUCE K. LEISZ. Mr. Leisz, 46, joined the Company in February 1988 as Director of Manufacturing and was appointed Vice President, Manufacturing in January 1990. In February 1995, Mr. Leisz was appointed Vice President of Operations. From April 1983 to February 1988, Mr. Leisz served as Vice President, Manufacturing of Ridge Computers, a manufacturer of RISC-based computers. Mr. Leisz holds a B.S. in Mechanical Engineering and an M.B.A. from the University of California at Berkeley.

     MARK J. SUTHERLAND. Mr. Sutherland, 41, joined the Company in August 1988 as Asia/Pacific Sales Manager and in 1994 was appointed Vice President, Strategic Programs. In June 1997, he was appointed Vice President, Microarray Business Segment. Mr. Sutherland holds a B.S. in Chemistry from Stanford University.

                         BOARD MEETINGS AND COMMITTEES

     During the fiscal year ended December 28, 1997, the Board of Directors held six (6) meetings. As of December 28, 1997, the Company had three standing
Committees: an Audit Committee, a Compensation Committee and a Stock Option Committee.

     The Audit Committee is primarily responsible for approving the services performed by the Company's independent auditors and reviewing reports of the Company's external auditors regarding the Company's accounting practices and systems of internal accounting controls. The Audit Committee currently consists of

Dr. Keeley and Dr. LeCocq. The Audit Committee held two (2) meetings and took no action by Unanimous Written Consent during the last fiscal year.

     The Compensation Committee reviews and approves the Company's general compensation policies and sets compensation levels for the Company's executive officers. The Compensation Committee is also responsible for granting options under the Discretionary Option Grant Program of the Option Plan to officers and directors of the Company and for administering the Company's Employee Stock Purchase Plan. The Compensation Committee currently consists of Mr. Lloyd and Mr. Rea. The Compensation Committee held two (2) meetings and took no action by Unanimous Written Consent during the last fiscal year.

     The Stock Option Committee is responsible for granting options under the Discretionary Option Grant Program of the Option Plan to eligible individuals who are not officers or directors of the Company. The Stock Option Committee currently consists of Mr. Flatley. The Stock Option Committee held no meetings and acted by Unanimous Written Consent on forty-five (45) occasions.

     No director serving for the full fiscal year attended fewer than 75% of the aggregate number of meetings of the Board of Directors and meetings of Committees of the Board on which he serves.

                             DIRECTOR COMPENSATION

     Board members do not receive cash compensation for their services as directors. However, certain directors are eligible for reimbursement in accordance with Company policy for expenses incurred in connection with their attendance at meetings of the Board of Directors and the committees thereof.

     Each non-employee Board member is also eligible to receive periodic option grants for shares of the Company's Common Stock pursuant to the Automatic Option Grant Program in effect under the Company's Restated 1997 Stock Option Plan. Following re-election as non-employee Board members at the Company's 1998 Annual Meeting, Dr. Keeley, Dr. LeCocq, Mr. Lloyd and Mr. Rea each became entitled to receive at that time an automatic option grant for 3,500 shares. Each automatic option grant made at the Annual Meeting had an exercise price equal to the fair market value of the option shares on the grant date.

     No other compensation is paid to directors of the Company in respect of their services as directors.

                  EXECUTIVE COMPENSATION AND OTHER INFORMATION

SUMMARY OF CASH AND CERTAIN OTHER COMPENSATION

     The following table provides certain summary information concerning the compensation earned for services rendered in all capacities to the Company and its subsidiaries for the 1997, 1996 and 1995 fiscal years by the Company's Chief Executive Officer and each of the four other most highly compensated executive officers of the Company (determined as of the end of the last fiscal year) whose total salary and bonus for the last fiscal year exceeded $100,000 for services in all capacities to the Company and its subsidiaries. Such individuals will be hereafter referred to as the Named Executive Officers.

                           SUMMARY COMPENSATION TABLE

                                                                         LONG-TERM
                                                ANNUAL                  COMPENSATION
                                             COMPENSATION            ------------------
                                     -----------------------------       NUMBER OF
NAME AND                             FISCAL                              SECURITIES          ALL OTHER
PRINCIPAL POSITION                    YEAR    SALARY(1)   BONUS(2)   UNDERLYING OPTIONS   COMPENSATION(3)
------------------                   ------   ---------   --------   ------------------   ---------------
Jay Flatley........................   1997     239,244     25,000          30,000              2,234
  President and Chief                 1996     228,000    134,688          50,000              4,248
  Executive Officer                   1995     227,500         --          50,000(4)             832

David L. Barker....................   1997     157,585     10,000          10,000              2,916
  Vice President, Research            1996     148,654     38,740          20,000              5,511
  and Scientific Development          1995     139,615         --              --              1,303

Clare L. Bromley, III(5)...........   1997     180,039         --          20,000              1,623
  Sr. Vice President,                 1996     170,000     44,200              --              4,487
  Sales, Marketing and Service        1995      19,808         --          60,000                 58

Bruce K. Leisz.....................   1997     152,297         --          10,000              1,431
  Vice President, Operations          1996     163,732     39,600          20,000              4,308
                                      1995     144,423         --              --                497

Mark J. Sutherland(6)..............   1997     139,962     40,040          20,000                768
  Vice President,                     1996     119,442     31,200          15,000                913
  Microarray Business Segment         1995     105,500     15,000              --                217

---------------
(1) Includes amounts deferred under the Company's 401(k) Profit Sharing Plan.

(2) This amount is comprised of bonuses earned during the fiscal year.

(3) This amount is comprised of group term life ("GTL") insurance premiums paid and amounts contributed by the Company under the 401(k) Profit Sharing Plan, on behalf of the Named Executive Officers, as follows:

     (i) Mr. Flatley: GTL insurance premiums of $1,484, $828 and $832 in 1997,1996 and 1995, respectively, and 401(k) contributions of $750, $3,420 and none in 1997, 1996 and 1995, respectively;

     (ii) Mr. Barker: GTL insurance premiums of $2,369, $2,182 and $1,303 in 1997,1996 and 1995, respectively, and 401(k) contributions of $547, $3,329 and none in 1997, 1996 and 1995, respectively;

     (iii) Mr. Bromley: GTL insurance premiums of $1,075, $1,016 and $58 in 1997,1996 and 1995, respectively, and 401(k) contributions of $548, $3,471 and none in 1997, 1996 and 1995, respectively;

     (iv) Mr. Leisz: GTL insurance premiums of $903, $953 and $497 in 1997,1996 and 1995, respectively, and 401(k) contributions of $527, $3,355 and none in 1997, 1996 and 1995, respectively; and

     (v) Mr. Sutherland: GTL insurance premiums of $468, $253 and $217 in 1997,1996 and 1995, respectively, and 401(k) contributions of $300, $660 and none in 1997, 1996 and 1995, respectively.

(4) Includes options to purchase 255 shares, the economic benefit and beneficial ownership of which have been assigned to Mr. Flatley's former spouse pursuant to a settlement agreement entered into by the parties in connection with the dissolution of their marriage.

(5) Mr. Bromley joined the Company in November 1995.

(6) Mr. Sutherland became an executive officer of the Company in June 1997.

STOCK OPTION PLANS

     At the Company's 1998 Annual Meeting, holders of a majority of shares of Common Stock of the Company voted to approve and ratify amendments to the Company's Restated 1997 Stock Option Plan (the Option Plan) (i) to eliminate the provision allowing grants to be made at below market exercise prices and

(ii) to increase the number of shares available for issuance pursuant to the Option Plan by 500,000 shares. As of July 31, 998, and giving effect to the 500,000-share increase to the Option Plan, 1,376,246 shares had been issued upon exercise of options granted under the Option Plan, options for 2,227,491 were outstanding under the Option Plan and 900,763 shares remained for future grants under the Option Plan.

     The Board of Directors approved amendments to the Option Plan on February 12, 1998 (i) to eliminate the provision allowing grants to be made at below market exercise prices and (ii) to increase the number of shares available for issuance thereunder by 500,000, subject to stockholder approval at the Company's 1998 Annual Meeting.

OPTION PLAN BACKGROUND

     The Option Plan was initially adopted by the Board on December 16, 1987 and was approved by the stockholders on December 14, 1988. It was subsequently amended by the Board in May 1990 and April 1991 to increase the total number of shares issuable under the Option Plan by 300,000 shares and 450,000 shares, respectively, and such amendments were approved by the stockholders in May 1990 and August 1991, respectively. The Option Plan was restated on March 12, 1992 in order to increase the number of shares issuable under the Option Plan by 500,000 shares, to add an Automatic Option Grant Program for the Company's non-employee directors and to conform the Option Plan to certain requirements under the federal securities laws. The restatement was approved by Company's stockholders on April 21, 1992. On February 17, 1993, the Option Plan was amended to permit the establishment of a secondary committee to administer the Discretionary Option Grant Program. On February 18, 1994, the Option Plan was amended by the Board to (i) increase the number of shares available for issuance pursuant to the Option Plan by 500,000 shares, (ii) impose a limitation on the maximum number of shares of Common Stock for which any one participant in the Option Plan may be granted stock options and stock appreciation rights over the remaining term of the Option Plan and (iii) increase the number of option shares issuable under the Automatic Grant Program to newly elected or re-elected non-employee Board members and such amendment was approved by the stockholders on May 26, 1994. In February 1995 and 1996, the Board amended the Option Plan to increase the total number of shares issuable under the Option Plan by 750,000 and 250,000 shares, respectively, and such amendments were approved by the stockholders in May 1995 and May 1996. In February 1997, the Board approved an amendment to the Option Plan to increase the number of shares available for issuance thereunder by 500,000 shares and subsequently approved the adoption of the Option Plan which amends and restates the Restated 1987 Stock Option Plan to extend the term through April 11, 2007 and to rename the Restated 1987 Stock Option Plan as the "Restated 1997 Stock Option Plan." Such amendments were approved by the stockholders on May 22, 1997.

     The terms and provisions of the Option Plan, as most recently amended, are described more fully below. The description, however, is not intended to be a complete summary of all the terms of the Option Plan. A copy of the Option Plan will be furnished by the Company to any stockholder upon written request to the Secretary of the Company at the corporate offices in Sunnyvale, California.

EQUITY INCENTIVE PROGRAMS

     The Option Plan is comprised of two separate equity incentive programs: (i) the Discretionary Option Grant Program, under which options may be granted to key employees (including officers) and consultants and independent contractors of the Company (or its parent or subsidiary companies) and (ii) the Automatic Option Grant Program, under which non-employee Board members will receive automatic option grants at specified intervals over their period of Board service.

     Options granted under the Discretionary Grant Program may be either incentive stock options designed to meet the requirements of Section 422 of the Internal Revenue Code or non-statutory options not intended to satisfy such requirements. All grants under the Automatic Option Grant Program will be non-statutory options.

SECURITIES SUBJECT TO THE OPTION PLAN

     4,504,500 shares* of the Company's Common Stock are authorized for issuance over the term of the Option Plan. Such shares will be made available either from the Company's authorized but unissued Common Stock or from Common Stock reacquired by the Company.

     In no event may any one individual participating in the Option Plan be granted stock options or separately-exercisable stock appreciation rights for more than 1,500,000 shares* of Common Stock in the aggregate after December 31, 1993.

     Should an option be terminated or canceled for any reason prior to exercise or surrender in full, the shares subject to the portion of the option not so exercised or surrendered will be available for subsequent grant. Shares subject to any option or portion thereof canceled in accordance with the stock appreciation rights provisions of the Option Plan will not be available for subsequent grants.

ADMINISTRATION

     The Compensation Committee of the Board administers the Discretionary Option Grant Program with respect to all officers of the Company subject to the short-swing profit restrictions of the federal securities laws. With respect to all other individuals eligible to participate in the Option Plan, the Discretionary Option Grant Program is subject to separate administration by the Stock Option Committee of the Board. The members of the Compensation Committee and the Stock Option Committee are appointed by, and serve at the pleasure of, the Board of Directors. However, no Board member is eligible to serve on the Compensation Committee if such individual has, within the twelve month period immediately preceding the date he or she is to be appointed thereto, received any option grant or stock appreciation right under the Option Plan or any other stock plan of the Company (or any parent or subsidiary corporation), other than pursuant to the Automatic Option Grant Program.

     The Plan Administrator (either the Compensation Committee or the Stock Option Committee, to the extent the particular entity is carrying out its administrative functions under the Option Plan with respect to one or more classes of eligible individuals), has full authority, subject to the provisions of the Option Plan, to determine the eligible individuals who are to receive option grants and/or stock appreciation rights under the Option Plan, the type of option (incentive stock option or non-statutory) or stock appreciation right (tandem or limited) to be granted, the number of shares to be covered by each granted option or right, the date or dates on which the option or right is to become exercisable, and the maximum term for which the option or right is to remain outstanding.

     Option grants under the Automatic Option Grant Program will be made in strict compliance with the express provisions of that program, and the Plan Administrator will have no discretionary authority with respect to such option grants.

ELIGIBILITY

     Any employee (including officers, consultants and independent contractors) of the Company (and its parent or subsidiary corporations) and non-employee members of the board of directors of any subsidiary of the Company are eligible to participate in the Discretionary Option Grant Program. Non-employee members of the Board are only eligible to participate in the Automatic Option Grant Program.

     As of July 31, 1998, approximately 295 employees (including six executive officers) were eligible to participate in the Discretionary Option Grant Program, and the four non-employee Board members were eligible to participate in the Automatic Option Grant Program.

---------------

* This number is subject to adjustment in the event of certain changes to the capitalization of the Company.

OPTIONS GRANTED

     The table below shows, as to each of the executive officers named in the Summary Compensation Table below and the various indicated groups, the following information with respect to stock option transactions effected during the period from January 1, 1997 to July 31, 1998: (i) the number of shares of Common Stock subject to options granted under the Option Plan during that period and (ii) the weighted average exercise price payable per share under such options.

                                                                                   WEIGHTED
                                                                                    AVERAGE
                                                                NUMBER OF      EXERCISE PRICE OF
NAME AND POSITION                                             OPTION SHARES     GRANTED OPTIONS
-----------------                                             -------------    -----------------
Jay Flatley.................................................      55,000            $12.40
  President and Chief Executive Officer
David L. Barker.............................................      20,000            $12.23
  Vice President, Research and Scientific Development
Clare L. Bromley, III.......................................      20,000            $14.13
  Sr. Vice President, Sales, Marketing and Service
Bruce K. Leisz..............................................      10,000            $14.13
  Vice President, Operations
Mark J. Sutherland..........................................      30,000            $12.86
  Vice President, Microarray Business Segment
All current executive officers as a group (6 persons).......     150,000            $12.30
All current directors (other than executive officers) as a
  group (4 persons).........................................      28,000            $13.00
All employees, including current officers who are not
  executive officers, as a group (approximately 295
  persons)..................................................     526,950            $16.11

NEW PLAN BENEFITS

     Upon reelection as non-employee Board members at the Company's 1998 Annual Meeting, Dr. Keeley, Dr. LeCocq, Mr. Lloyd and Mr. Rea were each automatically granted at that Annual Meeting an option for 3,500 shares of Common Stock with an exercise price per share equal to the closing selling price per share of the Company's Common Stock on that date.

VALUATION

     The fair market value per share of Common Stock on any relevant date under the Option Plan will be the closing selling price per share on such date as reported on the Nasdaq National Market. On August 7, 1998, the fair market value per share of the Company's Common Stock was $15.00 per share, based on the closing selling price per share on such date on the Nasdaq National Market.

DISCRETIONARY OPTION GRANT PROGRAM

     The principal features of the Discretionary Option Grant Program may be summarized as follows:

     Exercise Price and Exercisability. The exercise price per share of an option issued under the Discretionary Option Grant Program may not be less than 100% of the fair market value of the Company's Common Stock on the grant date. If the granted option is intended to be an incentive stock option under the Federal tax laws, the exercise price must not be less than 100% of such fair market value.

     The exercise price may be paid in cash or in shares of Common Stock. Outstanding options may also be exercised through a broker-dealer sale and remittance procedure pursuant to which a Company-designated brokerage firm is to effect an immediate sale of the shares purchased under the option and pay over to the Company, out of the sales proceeds available on the settlement date, sufficient funds to cover the option price for the purchased shares plus all applicable withholding taxes. The Plan Administrator may also assist any optionee (including an officer) in the exercise of outstanding options under the Discretionary Option Grant Program by authorizing a loan from the Company or permitting the optionee to pay the option price in installments over a period of years. The terms and conditions of any such loan or installment payment will be established by the Plan Administrator in its sole discretion, but in no event may the maximum credit extended to the optionee exceed the aggregate option price payable for the purchased shares (less the par value), plus any federal and state income or employment taxes incurred in connection with the purchase. Any such financing may be subject to forgiveness in whole or in part, at the discretion of the Plan Administrator.

     No option may be outstanding for more than a ten (10)-year term. Options issued under the Discretionary Option Grant Program may be immediately exercisable for vested or unvested shares or may become exercisable in installments over the optionee's period of service as determined by the Plan Administrator.

     No optionee is to have any stockholder rights with respect to the option shares until such optionee has exercised the option and paid the option price for the purchased shares. Options are not assignable or transferable other than by will or the laws of inheritance and, during the optionee's lifetime, the option may be exercised only by such optionee.

     Termination of Service and Repurchase Rights. All options granted under the Discretionary Option Grant Program must be exercised within twelve (12) months (or such shorter period as the Plan Administrator may establish at the time of grant) after the optionee ceases service for any reason other than death. Each such option will generally be exercisable only to the extent of the number of vested shares for which such option is exercisable at the time of the optionee's cessation of service.

     In the event of the optionee's death, any option outstanding under the Discretionary Option Grant Program must be exercised, within three (3) years (or such shorter period as the Plan Administrator may establish at the time of grant) following the optionee's cessation of service, by the personal representative of the optionee's estate or by the person inheriting the option. Each such option will generally be exercisable to the extent of the number of vested shares for which such option is exercisable on the date of the optionee's cessation of service (less any option shares subsequently purchased by the optionee prior to death).

     For purposes of the Option Plan, an optionee will be deemed to continue in service for so long as such individual performs services for the Company (or any parent or subsidiary corporation), whether as an employee, a non-employee member of the board of directors or an independent consultant or advisor.

     The Plan Administrator has complete discretion to extend the period of time for which any option is to remain exercisable following the optionee's cessation of service and/or to accelerate the exercisability of such option in whole or in part. Such discretion may be exercised at any time while the option remains outstanding.

     Any unvested shares of Common Stock issued under the Discretionary Option Grant Program will be subject to repurchase by the Company, at the original exercise price paid per share, upon the optionee's cessation of service prior to vesting in such shares. The Plan Administrator will have complete discretion in establishing the vesting schedule for any such unvested shares and will have full authority to cancel the Company's outstanding repurchase rights in whole or in part at any time.

     Corporate Transaction. Each outstanding option under the Discretionary Option Grant Program will become immediately exercisable for all of the shares of Common Stock subject to such option in the event of a Corporate Transaction (as defined below), unless (i) such option is assumed by the successor corporation (or its parent corporation) or replaced with a comparable option to purchase shares of stock of the successor corporation (or its parent corporation) or (ii) the acceleration of such option is precluded by other limitations imposed by the Plan Administrator at the time of the option grant. Immediately following the consummation of the Corporate Transaction, all outstanding options will, to the extent not previously exercised by the optionees or assumed by the successor corporation (or its parent company), terminate and cease to be exercisable.

     A Corporate Transaction is defined under the Option Plan to include any of the following stockholder-approved transactions to which the Company is a party:
(i) a merger or consolidation in which the Company is not the surviving entity; (ii) such option is to be replaced with a cash incentive program of the successor corporation which preserves the option spread existing at the time of the Corporate Transaction and provides for subsequent payment in accordance with the vesting schedule applicable to such option; (iii) the sale, transfer or other disposition of all or substantially all of the assets of the Company in liquidation or dissolution of the Company; or (iv) any reverse merger in which the Company is the surviving entity but in which fifty percent (50%) or more of the Company's outstanding voting stock is transferred to persons different from those who held the stock immediately prior to such merger.

     Outstanding repurchase rights under the Discretionary Option Grant Program will also terminate upon the Corporate Transaction unless (i) the repurchase right is assigned to the successor corporation or (ii) the termination of such repurchase right is precluded by other limitation imposed by the Plan Administrator at the time of the option grant.

     Change in Control. The Plan Administrator has full power and authority, exercisable either in advance of any actually-anticipated Change in Control or at the time of an actual Change in Control, to provide for the acceleration of one or more outstanding options under the Discretionary Option Grant Program so that each such option will, immediately prior to the Change in Control, become exercisable for the total number of shares of Common Stock at the time subject to such option and may be exercised for any or all of such shares. The Plan Administrator will also have complete discretion to provide for the immediate termination of the Company's outstanding repurchase rights in connection with the Change in Control. Alternatively, the Plan Administrator may condition such accelerated option vesting and termination of outstanding repurchase rights upon the optionee's cessation of service within a specified period following the Change in Control. Any option accelerated in connection with a Change in Control will remain exercisable until the expiration or earlier termination of the option term.

     A Change in Control will be deemed to occur under the Option Plan upon:

          (i) the acquisition of 50% or more of the Company's outstanding voting stock pursuant to a tender or exchange offer made directly to the Company's stockholders which the Board does not recommend such stockholders to accept, or

          (ii) a change in the composition of the Board of Directors over a period of twenty-four (24) months or less such that a majority of the Board members ceases, by reason of one or more contested elections for Board membership, to be comprised of individuals who either (a) have been members of the Board continuously since the beginning of such period or (b) have been elected or nominated for election as Board members during such period by at least a majority of the Board members described in clause (a) who were still in office at the time such election or nomination was approved by the Board.

     The acceleration of options in the event of a Corporate Transaction or a Change in Control may be seen as anti-takeover provisions and may have the effect of discouraging a merger proposal, takeover attempt or other effort to gain control of the Company.

     Stock Appreciation Rights. At the discretion of the Plan Administrator, options may be granted under the Discretionary Option Grant Program with tandem stock appreciation rights which will allow the holder the right to surrender all or part of the underlying option for an appreciation distribution from the Company equal in amount to the excess of (i) the fair market value (on the option surrender date) of the vested shares of Common Stock at the time subject to the surrendered option over (ii) the aggregate exercise price payable for such shares. The appreciation distribution may, at the discretion of the Plan Administrator, be made either in shares of Common Stock valued at fair market value on the option surrender date or in cash or in a combination of cash and Common Stock.

     One or more officers of the Company subject to the short-swing profit restrictions of the Federal securities laws may, in the Plan Administrator's discretion, be granted limited stock appreciation rights with respect to their outstanding options under the Discretionary Grant Program. Any option with such a limited stock appreciation right in effect for at least six (6) months will automatically be canceled, to the extent the option is exercisable for vested shares, upon the successful completion of a hostile tender offer for securities possessing 50% or more of the combined voting power of the Company's outstanding securities. In return for the canceled option, the officer will be entitled to a cash distribution from the Company in an amount per canceled option share equal to the excess of (i) the highest price per share of Common Stock paid in effecting such hostile tender offer over (ii) the exercise price payable per share. The balance of the option (if any) will continue to remain outstanding and become vested in accordance with the terms of the agreement evidencing the option.

     Cancellation and New Grant of Options. The Plan Administrator has the authority to effect, at any time and from time to time, the cancellation of any or all options outstanding under the Discretionary Option Grant Program and to grant in substitution therefor new options covering the same or different numbers of shares of Common Stock but with an exercise price per share not less than 100% of the fair market value per share of the Company's Common Stock on the new grant date. It is anticipated that the exercise price in effect under the new grant will in all instances be less than the exercise price in effect under the canceled option.

AUTOMATIC OPTION GRANT PROGRAM

     Under the Automatic Option Grant Program, at such time as an individual first becomes a non-employee Board member whether through election by the stockholders or appointment by the Board, such individual will automatically be granted, at the time of such initial election or appointment, a non-statutory stock option to purchase 10,000 shares of Common Stock.

     In addition, on the date of each Annual Stockholder Meeting, each individual who is reelected as a non-employee Board member will receive an additional nonstatutory option grant to purchase 3,500 shares of Common Stock, provided such individual has been a member of the Board for at least six (6) months.

     Each option grant under the Automatic Option Grant Program will be subject to the following terms and conditions:

          (i) The exercise price per share of all automatic option grants will be equal to 100% of the fair market value per share of Common Stock on the automatic grant date. Each option is to have a maximum term of ten (10) years measured from the grant date.

          (ii) The initial automatic option grant made to each non-employee Board member will become exercisable for the option shares as follows: the option will be immediately exercisable for 25% of the option shares on the automatic grant date and will become exercisable for the remaining 75% in three (3) equal and successive annual installments over the optionee's continued period of Board service measured from the grant date. Each annual automatic option grant made to a re-elected non-employee Board member will become exercisable for all the option shares upon completion of one (1) year of Board service measured from the grant date.

          (iii) Each automatic option will remain exercisable for a six (6) month period following the optionee's termination of service as a Board member for any reason other than death. Should the optionee die while serving as a Board member or during the six (6) month period following his or her cessation of Board service, then such option will remain exercisable for a twelve (12) month period following such optionee's death and may be exercised by the personal representatives of the optionee's estate or the person to whom the grant is transferred by the optionee's will or the laws of inheritance. In no event, however, may the option be exercised after the expiration date of the option term. During the applicable exercise period, the option may not be exercised for more than the number of shares (if any) for which it is exercisable at the time of the optionee's cessation of Board service.

          (iv) The option will become immediately exercisable for all of the shares of Common Stock at the time subject to such option in the event of a Corporate Transaction (see Corporate Transaction above) or Change in Control (see Change in Control above).

          (v) Upon the successful completion of a hostile tender offer for securities possessing 50% or more of the combined voting power of the Company's outstanding securities, each automatic option grant which has been outstanding for at least six (6) months will automatically be canceled, and the optionee will in return be entitled to a cash distribution from the Company in an amount per canceled option share equal to the highest price per share of Common Stock paid in such hostile tender offer, less the exercise price payable per share under the canceled option.

          (vi) The remaining terms and conditions of the option grants under the Automatic Option Grant Program will in general conform to the terms described above for option grants made under the Discretionary Option Grant Program and will be incorporated into the option agreement evidencing the automatic grant.

GENERAL PROVISIONS

     Excess Grants. The Option Plan permits the grant of options to purchase shares of Common Stock in excess of the number of shares then available for issuance under the Option Plan. Any option so granted cannot become exercisable prior to stockholder approval of an amendment increasing the number of shares available for issuance under the Option Plan.

     Changes in Capitalization. In the event any change is made to Common Stock issuable under the Option Plan by reason of any stock split, stock dividend, combination of shares, exchange of shares or other similar change in the corporate structure of the Company effected without the Company's receipt of consideration, appropriate adjustments will be made to (i) the maximum number and/or class of shares available for issuance under the Option Plan, (ii) the maximum number and/or class of securities for which any one individual may be granted stock options and separately exercisable stock appreciation rights under the Option Plan after December 31, 1993, (iii) the number and/or class of shares and price per share in effect under each outstanding option under the Option Plan, and (iv) the number and/or class of shares for which automatic option grants are subsequently to be made under the Automatic Option Grant Program to each newly-elected or continuing non-employee Board member. The purpose of such adjustments to the outstanding options is to preclude the enlargement or dilution of rights and benefits under such options.

     Each outstanding option which is assumed or is otherwise to continue in effect after a Corporate Transaction will be appropriately adjusted to apply and pertain to the number and class of securities which would have been issued, in connection with such Corporate Transaction, to the holder of such option had the option been exercised immediately prior to such Corporate Transaction. Appropriate adjustments will also be made to the exercise price payable per share and to the number and class of securities subsequently available for issuance under the Option Plan in the aggregate and per participant.

     The grant of stock options or stock appreciation rights under the Option Plan will not affect the right of the Company to adjust, reclassify, reorganize or otherwise change its capital or business structure or to merge, consolidate, dissolve, liquidate or sell or transfer all or any part of its business or assets.

     Amendment and Termination of the Plan. The Company's Board may amend or modify the Option Plan in any or all respects whatsoever; provided, however, that (i) the rights of existing optionees may not be altered without their consent and (ii) any amendments to the Automatic Option Grant Program (or any options outstanding thereunder) may not occur at intervals more frequently than once every six (6) months, other than to the extent necessary to comply with applicable Federal tax laws and regulations. In addition, the Board may not amend the Option Plan without stockholder approval if such amendment would materially increase the maximum number of shares issuable under the Option Plan in the aggregate or on a per participant basis (other than in connection with certain changes in the Company's capital structure), materially modify the eligibility requirements for option grants under the Option Plan or otherwise materially increase the benefits accruing to participants under the Option Plan.

     The Board may terminate the Option Plan at any time, but in all events the Option Plan will terminate upon the earlier of April 11, 2007 or the date all shares available for issuance under the Option Plan are issued or canceled pursuant to the exercise or surrender of options granted under the Option Plan. Any options outstanding at the time of the termination of the Option Plan will remain in force in accordance with the provisions of the instruments evidencing such grants.

FEDERAL TAX CONSEQUENCES

     Options granted under the Option Plan may be either incentive stock options which satisfy the requirements of Section 422 of the Internal Revenue Code or nonstatutory options which are not intended to satisfy such requirements. The Federal income tax treatment for the two types of options differs as follows:

     Incentive Options. No taxable income is recognized by the optionee at the time of the option grant, and no taxable income is generally recognized at the time the option is exercised. The optionee will, however, recognize taxable income in the year in which the purchased shares are sold or otherwise made the subject of disposition. For Federal tax purposes, dispositions are divided into two categories: qualifying and disqualifying. The optionee will make a qualifying disposition of the purchased shares if the sale or disposition is made more than two (2) years after the grant date of the option and more than one (1) year after the exercise date. If the optionee fails to satisfy either of these two holding periods prior to sale or disposition of the purchased shares, then a disqualifying disposition of the purchased shares will result.

     Upon a qualifying disposition, the optionee will recognize long-term capital gain in an amount equal to the excess of (i) the amount realized upon the sale or other disposition of the purchased shares over (ii) the exercise price paid for the shares. If there is a disqualifying disposition of the shares, then the excess of (i) the fair market value of those shares on the date of exercise over (ii) the exercise price paid for the shares will be taxable as ordinary income. Any additional gain recognized upon the disposition will be capital gain. The current Federal tax rate on long-term capital gain is capped at 28 percent for shares held more than one year but not more than 18 months after exercise and at 20 percent for shares held more than 18 months after exercise.

     If the optionee makes a disqualifying disposition of the purchased shares, then the Company will be entitled to an income tax deduction, for the taxable year in which such disposition occurs, equal to the excess of (i) the fair market value of such shares on the date the option was exercised over (ii) the exercise price paid for such shares. In no other instance will the Company be allowed a deduction with respect to the optionee's disposition of shares purchased pursuant to an incentive option. The Company anticipates that any compensation deemed paid by the Company upon one or more disqualifying dispositions of incentive stock option shares will not have to be taken into account for purposes of the $1 million limitation per covered individual on the deductibility of the compensation paid to certain executive officers of the Company.

     Nonstatutory Options. No taxable income is recognized by an optionee upon the grant of a nonstatutory option. The optionee will in general recognize ordinary income in the year in which the option is exercised equal to the excess of (i) the fair market value of the purchased shares at the exercise date over
(ii) the exercise price paid for the shares, and the optionee will be required to satisfy the tax withholding requirements applicable to such income.

     Special provisions of the Internal Revenue Code apply to the acquisition of shares under a nonstatutory option if the purchased shares are subject to substantial risk of forfeiture. These special provisions may be summarized as follows:

          1. If the shares acquired upon exercise of the nonstatutory option are subject to a substantial risk of forfeiture, the optionee will not recognize any taxable income at the time of exercise but will have to report as ordinary income, as and when the risk of forfeiture lapses, an amount equal to the difference between the fair market value of the shares on the date the risk of forfeiture lapses and the exercise price paid for the shares.

          2. The optionee may, however, elect under Section 83(b) of the Internal Revenue Code to include as ordinary income in the year of exercise an amount equal to the difference between the fair market value of the purchased shares on the exercise date (determined as if the shares were not subject to the risk of forfeiture) and the exercise price paid for the shares. If the Section 83(b) election is made, the optionee will not recognize any additional income as and when the risk of forfeiture lapses.

     The Company will be entitled to a business expense deduction equal to the amount of ordinary income recognized by the optionee in connection with the exercise of the non-statutory option. The deduction will in general be allowed for the taxable year of the Company in which such ordinary income is recognized by the optionee. The Company anticipates that the compensation deemed paid by the Company upon the exercise of non-statutory options will not have to be taken into account for purposes of the $1 million limitation per covered individual on the deductibility of the compensation paid to certain executive officers of the Company.

     Stock Appreciation Rights. If an option granted with a tandem stock appreciation right is surrendered for an appreciation distribution, or if an option granted with a limited stock appreciation right is canceled for an appreciation distribution, the recipient will generally realize ordinary income on the surrender or cancellation date, equal in amount to the appreciation distribution. The Company will be entitled to a deduction equal to the amount of such ordinary income.

OPTION GRANTS IN LAST FISCAL YEAR

     The following table contains information concerning the grant of stock options under the Company's Restated 1997 Stock Option Plan during the 1997 fiscal year to the Named Executive Officers. No SARs were granted to any Named Executive Officers during 1997.

                                                   INDIVIDUAL GRANTS
                                    ------------------------------------------------
                                     NUMBER OF    % OF TOTAL                            POTENTIAL REALIZABLE
                                    SECURITIES     OPTIONS                                VALUE AT ASSUMED
                                    UNDERLYING     GRANTED                              ANNUAL RATES OF STOCK
                                      OPTIONS         TO                               PRICE APPRECIATION FOR
                                    GRANTED IN    EMPLOYEES                                OPTION TERM(3)
                                    LAST FISCAL   IN FISCAL    EXERCISE   EXPIRATION   -----------------------
NAME                                  YEAR(1)        YEAR      PRICE(2)      DATE        5%($)        10%($)
----                                -----------   ----------   --------   ----------   ----------   ----------
Jay Flatley.......................    30,000         5.35       14.13      5/21/07      266,494      675,348
David L. Barker...................    10,000         1.78       14.13      5/21/07       88,831      225,116
Clare L. Bromley, III.............    20,000         3.57       14.13      5/21/07      177,663      450,232
Bruce K. Leisz....................    10,000         1.78       14.13      5/21/07       88,831      225,116
Mark J. Sutherland................    20,000         3.57       14.13      5/21/07      177,663      450,232

---------------
(1) Each option will immediately become exercisable for all the option shares in the event the Company is acquired by merger or asset sale, unless the option is assumed or replaced by the acquiring entity. The Plan Administrator has the discretionary authority to provide for the full and immediate acceleration of the option upon a hostile change in control of the Company or to condition such acceleration upon a termination of the optionee's service following such change. Each option has a maximum term of 10 years, subject to earlier termination upon the optionee's cessation of service.

(2) The exercise price may be paid in cash, in shares of Common Stock valued at fair market value on the exercise date or through a same-day sale program. The Plan Administrator may also allow the optionee to pay the exercise price by delivering an interest bearing promissory note payable in installments.

(3) The 5% and 10% assumed annual rates of compounded stock price appreciation are mandated by rules of the Securities and Exchange Commission. There is no assurance provided to any executive officer or any other holder of the Company's securities that the actual stock price appreciation over the 10-year option term will be at the assumed 5% and 10% levels or at any other defined level. Unless the market price of the Common Stock appreciates over the option term, no value will be realized from the option grants made to the executive officers.

STOCK OPTION EXERCISES AND HOLDINGS

     The following table sets forth certain information with respect to the Named Executive Officers concerning the number of options they exercised during the 1997 fiscal year and the number of shares subject to exercisable and unexercisable stock options which they held at the end of such fiscal year. None of the

Named Executive Officers exercised any stock appreciation rights during the 1997 fiscal year, nor did they hold any stock appreciation rights at the end of that fiscal year.

   AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR AND FISCAL YEAR-END OPTION
                                     VALUES

                                                            NUMBER OF SECURITIES             VALUE OF UNEXERCISED
                               SHARES                  UNDERLYING UNEXERCISED OPTIONS   IN-THE-MONEY OPTIONS AT FISCAL
                              ACQUIRED                       AT FISCAL YEAR-END                 YEAR END(2)(3)
                                 ON         VALUE      ------------------------------   -------------------------------
NAME                          EXERCISE   REALIZED(1)   EXERCISABLE     UNEXERCISABLE     EXERCISABLE     UNEXERCISABLE
----                          --------   -----------   ------------    --------------   -------------   ---------------
Jay Flatley.................       --           --       271,098(4)        78,902        $2,727,454        $458,926
David L. Barker.............       --           --        75,500           27,500           603,906         158,593
Clare L. Bromley, III.......       --           --        47,500           32,500           423,437         151,562
Bruce K. Leisz..............   10,499      140,346        47,500           27,500           286,406         158,593
Mark J. Sutherland..........    4,800       67,200        29,674           30,625           272,001         122,884

---------------
(1) The "value realized" represents the difference between the exercise price of the option shares and the market price of those shares on the date the option was exercised. The value realized was determined without considering any taxes that may have been owed.

(2) "In-the-money" options are options whose exercise price was less than the market price of the Company's Common Stock on December 28, 1997, the last day of the 1997 fiscal year.

(3) Based upon the market price of $14.75 per share, which was the closing price per share of the Company's Common Stock on the Nasdaq National Market on December 28, 1997, less the exercise price payable per share.

(4) Includes options to purchase 68,980 shares, the economic benefit and beneficial ownership of which have been assigned to Mr. Flatley's former spouse pursuant to a settlement agreement entered into by the parties in connections with the dissolution of their marriage.

         SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

     The following table sets forth certain information known to the Company regarding the ownership of the Company's Common Stock as of July 31, 1998 for
(i) each director and nominee, (ii) all persons who are beneficial owners of five percent (5%) or more of the Company's Common Stock, (iii) each of the Company's executive officers named in the Summary Compensation Table below, and
(iv) all current directors and
executive officers of the Company as a group. Such information is based on Company records, filings with the Securities and Exchange Commission and information provided by stockholders.

                                                              NUMBER OF      PERCENT OF TOTAL
NAME AND ADDRESS                                               SHARES      SHARES OUTSTANDING(1)
----------------                                              ---------    ---------------------
Kopp Holding Company(2).....................................  1,077,300            10.47%
  7701 France Avenue South, Suite 500
  Edina, MN 55435
Amersham Pharmacia Biotech Inc..............................  1,002,000             9.72%
  800 Centennial Avenue
  Piscataway, NJ 08855-1327
Deerfield Capital, L.P.(3)..................................    960,000             9.33%
  450 Lexington Avenue, Suite 1930
  New York, New York 10017
State of Wisconsin Investment Board.........................    585,000             5.69%
  P.O. Box 7842
  Madison, WI 53707
James M. Schlater(4)........................................    382,769             3.63%
Jay Flatley(5)..............................................    239,218             2.28%
C. Woodrow Rea, Jr.(6)......................................     37,548                *
Robert H. Keeley(7).........................................     22,000                *
Janice M. LeCocq(8).........................................     17,000                *
Lester John Lloyd(9)........................................     17,000                *
David L. Barker(10).........................................     88,317                *
Clare L. Bromley, III(11)...................................     72,511                *
Bruce K. Leisz(12)..........................................     34,187                *
Mark J. Sutherland(13)......................................     39,675                *
All current directors and executive officers as a group (10
  persons)(14)..............................................    950,225             8.58%

---------------
 *   Less than one percent (1%).

(1) Except as indicated in the other footnotes to this table and pursuant to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all shares of Common Stock shown as beneficially owned by them.

(2) Includes 463,000 shares owned by Kopp Investment Advisors, Inc., a wholly-owned subsidiary of Kopp Holding Company. Kopp Investment Advisors, Inc. has sole voting power over 463,000 shares and sole investment power over 310,000 shares. LeRoy C. Kopp is the sole shareholder of Kopp Holding Company. Mr. Kopp, Kopp Holding Company and Kopp Investment Advisors, Inc. share voting power over 575,200 shares and share investment power over 728,200 shares.

(3) Includes 115,330 shares owned by Deerfield Management Company and 10,000 shares owned by Arnold H. Snider. Mr. Snider is the sole shareholder, president and director of Snider Capital Corp., which serves as the general partner of Deerfield Capital, L.P. Mr. Snider is also the sole shareholder, president and director of Snider Management Corporation, which serves as the general partner of Deerfield Management Company. Deerfield Capital, L.P. and Deerfield Management Company have voting and investment power over the shares that they each respectively beneficially own. Mr. Snider has shared voting and investment power over the shares that are beneficially owned by Deerfield Capital, L.P. and Deerfield Management Company and sole voting and investment over the shares personally beneficially owned by him.

(4) Includes options to purchase 264,687 shares granted under the Company's Restated 1997 Option Plan (the Option Plan) that may be exercised within 60 days after July 31, 1998.

(5) Includes options to purchase 226,020 shares granted under the Option Plan that may be exercised within 60 days after July 31, 1998. Also includes 13,198 shares held in trust for the benefit of Mr. Flatley's children. Does not include options to purchase 68,980 shares, the economic benefit and beneficial ownership of which have been assigned to Mr. Flatley's former spouse pursuant to a settlement agreement entered into by the parties in connection with the dissolution of their marriage.

(6) Includes options to purchase 24,000 shares granted pursuant to the Automatic Option Grant Program in effect under the Option Plan that may be exercised within 60 days after July 31, 1998.

(7) Includes options to purchase 20,500 shares granted pursuant to the Automatic Option Grant Program in effect under the Option Plan that may be exercised within 60 days after July 31, 1998.

(8) Represents options to purchase 17,000 shares granted pursuant to the Automatic Option Grant Program in effect under the Option Plan that may be exercised within 60 days after July 31, 1998.

(9) Represents options to purchase 17,000 shares granted pursuant to the Automatic Option Grant Program in effect under the Option Plan that may be exercised within 60 days after July 31, 1998.

(10) Includes options to purchase 82,437 shares granted under the Option Plan that may be exercised within 60 days after July 31, 1998.

(11) Includes 5,000 shares held by the Bromley Living Trust, dated January 18, 1993. Also includes options to purchase 62,500 shares granted under the Option Plan that may be exercised within 60 days after July 31, 1998.

(12) Represents options to purchase 34,187 shares granted under the Option Plan that may be exercised within 60 days after July 31, 1998.

(13) Represents options to purchase 39,675 shares granted under the Option Plan that may be exercised within 60 days after July 31, 1998.

(14) Includes options to purchase an aggregate of 788,006 shares granted under the Option Plan that may be exercised within 60 days after July 31, 1998.

EMPLOYMENT CONTRACTS, TERMINATION OF EMPLOYMENT ARRANGEMENTS AND CHANGE IN CONTROL AGREEMENTS

     None of the Company's executive officers have employment agreements with the Company, and their employment may be terminated at any time at the discretion of the Board of Directors. However, the Compensation Committee of the Board of Directors has the authority as Plan Administrator of the Restated 1997 Stock Option Plan to provide for the accelerated vesting of the shares of Common Stock subject to outstanding options held by the Chief Executive Officer and the Company's other executive officers, in the event their employment were to be terminated (whether involuntarily or through a forced resignation) following a hostile take-over of the Company effected through a successful tender offer for 50% or more of the Company's outstanding Common Stock or through a change in the majority of the Board as a result of one or more contested elections for Board membership.

     In November 1995, the Company entered into an agreement with Clare L. Bromley, III, Sr. Vice President, Sales, Marketing and Service. The agreement provides for maximum severance benefits of the equivalent of one year's base salary which will be adjusted based on length of service as specified in the agreement. The severance benefits are due upon the involuntary termination by the Company for reasons other than willful misconduct or gross negligence and upon voluntary termination following a change in control through merger or acquisition. Additionally, the agreement provides for a non-qualified stock option for 60,000 shares of the Company's Common Stock which vested immediately upon Mr. Bromley's employment date with respect to 25% of the shares. Beginning one year from the employment date, 6.25% of the shares vests each quarter.

COMPENSATION COMMITTEE REPORT

     It is the duty of the Compensation Committee to set the base salary of the Company's executive officers and to administer the Company's Restated 1997 Stock Option Plan under which grants may be made to such officers and other key employees.

  General Compensation Policy

     The fundamental policy of the Compensation Committee in compensation matters is to offer the Company's executive officers competitive compensation opportunities based upon their personal performance and their contribution to the financial success of the Company. It is an objective of this policy to have a portion of each officer's total annual compensation contingent upon the achievement of such financial and performance goals. Accordingly, each executive officer's compensation package may, in one or more years, be comprised of the following three elements: (i) base salary which is designed primarily to be competitive with base salary levels in effect at high technology companies in the Silicon Valley that are of comparable size to the Company and with which the Company competes for executive personnel, (ii) annual variable performance awards payable in cash and tied to the achievement of performance goals, financial or otherwise, established by the Compensation Committee, and (iii) long-term stock-based incentive awards which strengthen the mutuality of interests between the executive officers and the Company's stockholders.

     Factors. Several of the more important factors considered by the Compensation Committee in establishing the components of each executive officer's compensation package for the 1997 fiscal year are summarized below.

     - Base Salary. The base salary for each executive officer is determined on the basis of internal comparability considerations and the base salary levels in effect at high technology companies in the Silicon Valley that are of comparable size to the Company and with which the Company competes for executive personnel. External salary data is obtained by reviewing a variety of compensation surveys including the American Electronics Association Executive Compensation Survey. The base salary level for executive officers is generally comparable to the level determined for such individuals on the basis of such external salary data. The base salary levels for the Company's executive officers for the 1997 fiscal year were in the 75th percentile of the surveyed salaries. Salaries are reviewed on an annual basis, and adjustments to each executive officer's base salary are based upon individual performance and salary increases paid by the Company's competitors.

     Several of the companies included in the Hambrecht & Quist index which has been chosen as the Company's industry index for purposes of the stock price performance graph were also among the companies included in the surveys which the Compensation Committee reviewed for comparative compensation purposes. The Compensation Committee believes that the companies included in the compensation surveys actually compete with the Company for executive talent and are more similar to the Company in terms of annual revenue and profitability, market capitalization and management style and corporate culture. For this reason, the number of companies surveyed for compensation data was substantially less than the number of companies included in the Hambrecht & Quist Index.

     - Annual Incentive Compensation. The Company has adopted the Variable Compensation Plan pursuant to which bonuses are payable to eligible employees upon achievement of specified performance goals. For fiscal year 1997, no bonuses (set as a percentage of base salary) were earned by executive officers for fiscal 1997 based on Company sales and net income. Bonuses were awarded to certain executives based on achievement of individual performance objectives.

     - Long-Term Incentive Compensation. Each executive officer of the Company is eligible to receive option grants under the Company's Restated 1997 Stock Option Plan. The Compensation Committee has established certain general guidelines in making option grants to the executive officers to target a fixed number of unvested option shares based upon each individual's position and tenure with the Company and his existing holdings of unvested options. Option grants were made to the Company's executive officers during 1997 based on the foregoing criteria.

  Compensation of the Chief Executive Officer

     In setting the compensation payable to Mr. Flatley in his capacity as the Company's Chief Executive Officer, the Compensation Committee has sought to establish a competitive rate of base salary. Mr. Flatley's base salary is established through an evaluation of salaries paid to similarly situated chief executive officers at high technology companies in the Silicon Valley which are of comparable size to the Company and with which the Company competes for executive personnel. As described above, salary information is obtained by the Compensation Committee by reviewing a variety of compensation surveys. This component of Mr. Flatley's total compensation is not affected to any significant degree by Company performance factors. For the 1997 fiscal year, Mr. Flatley's base salary was increased by 5.3% to $239,244. This salary for 1997 was below the 75th percentile of salaries of chief executive officers at the surveyed companies.

     As discussed above, a bonus was awarded to Mr. Flatley for the 1997 fiscal year. Mr. Flatley was granted an option in 1997; the number of option shares was based on Mr. Flatley's unvested option and Common Stock holdings at the time of the option grant.

  Compliance with Internal Revenue Code Section 162(m)

     Section 162(m) of the Internal Revenue Code, enacted in 1993, generally disallows a tax deduction to publicly held corporations for compensation exceeding $1 million paid to certain of the corporation's executive officers. It is not expected that the cash compensation to be paid to the Company's executive officers for fiscal 1997 will exceed the $1 million limit per officer. In addition, at the 1994 Annual Meeting, the Company obtained stockholder approval to amend the Company's Restated 1997 Stock Option Plan to limit the maximum number of shares of Common Stock for which any one participant may be granted stock options over the remaining term of that Plan so that any compensation deemed paid to an executive officer in connection with the exercise of stock options under that Plan with an exercise price equal to the fair market value of the option shares on the grant date will qualify as performance-based compensation which will not be subject to the $1 million limitation. Until final Treasury Regulations are issued with respect to the new $1 million limitation, the Compensation Committee will defer any decision on whether or not to restructure or otherwise limit other components of compensation payable to such executive officers to the $1 million cap.

                             COMPENSATION COMMITTEE

                    Lester John Lloyd    C. Woodrow Rea, Jr.

            SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

     Section 16(a) of the Securities and Exchange Act of 1934 requires the Company's directors and executive officers, and persons who own more than ten percent of a registered class of the Company's equity securities, to file with the Securities and Exchange Commission (the SEC) initial reports of ownership and reports of changes in ownership of Common Stock and other equity securities of the Company. Officers, directors and greater than ten percent stockholders are required by SEC regulations to furnish the Company with copies of all
Section 16(a) forms they file.

     To the Company's knowledge, based solely upon review of copies of such reports furnished to the Company and written representations that no other reports were required, during the fiscal year ended December 28, 1997, there has been compliance with all Section 16(a) filing requirements applicable to the Company's officers, directors and greater than ten percent stockholders, except as follows:

     Form 5's for the year ended December 31, 1997 were filed late for the following officers and directors: James M. Schlater, Jay Flatley, C. Woodrow Rea, Robert H. Keeley, Janice M. LeCocq, Lester John Lloyd, David L. Barker, Clare L. Bromley, III, Bruce K. Leisz and Mark J. Sutherland.

     An incorrect Form 4 was filed for Bruce K. Leisz, indicating the disposition of Employee Stock Purchase Plan Shares instead of an option exercise and sale. The Form 4 is currently being amended and will be filed upon completion.

     A Form 4 to report a gift transfer of 50 shares was not filed for Jay Flatley. The Form 4 was filed in April 1998.

STOCK PERFORMANCE GRAPH

     The following graph shows a comparison of cumulative stockholder returns for the Company, the Nasdaq Stock Market Index and the Hambrecht & Quist Growth Index for the period February 5, 1993 through December 28, 1997.

        Measurement Period              Molecular
      (Fiscal Year Covered)             Dynamics           H&Q Growth            Nasdaq
2/5/93                                     100                 100                 100
Jun-93                                     186                  99                 100
Dec-93                                     107                 111                 111
Jun-94                                      59                  89                 101
Dec-94                                      61                 114                 108
Jun-95                                      63                 144                 135
Dec-95                                      57                 191                 153
Jun-96                                      60                 215                 174
Dec-96                                      98                 200                 189
Jun-97                                     127                 188                 211
Dec-97                                     148                 205                 231

---------------
* $100 invested at 2/5/93 with dividend reinvestment.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     The Company's Restated Certificate of Incorporation and Restated Bylaws provide for indemnification of directors, officers and other agents of the Company. Each of the current directors and certain officers and agents of the Company have entered into separate indemnification agreements with the Company.

     On April 6, 1994, the Company entered into an alliance with Amersham Pharmacia Biotech, (Amersham), a greater than five percent (5%) stockholder of the Company, to obtain a second source reagent supply and distribution agreement and an agreement with respect to the development and distribution of future products. The collaboration agreements between the Company and Amersham provide that the Company and Amersham share net profit or loss resulting from the sale of certain products. The agreements vary according to which products are involved. In the fiscal year ended December 31, 1997, the Company realized $538,700 in profits or credits to expenses directly from Amersham as a result of the agreements.

     Amersham has acquired approximately one million shares of the Company's capital stock on the open market as part of the agreements.

     The Company has entered into a loan agreement dated January 10, 1997, with Jay Flatley, President and Chief Executive Officer of the Company, under which it issued three notes on January 10, 1997, January 30, 1997 and March 27, 1997, respectively, for an aggregate principal amount of $350,000 for the purpose of purchasing a residence. On January 28, 1998, the Company issued a new note to replace the above notes, for a principal amount of $330,000. This note, as well as the notes it replaced, is secured by a second deed of trust on Mr. Flatley's residence. The principal and interest accrued to date on the notes are to be repaid on December 31, 2000. At the time of the issuance of the new note, Mr. Flatley paid the interest accrued to date on the prior notes and repaid $20,000 of the principal amount. Interest accrues on the note at the rate of 5.7% per annum. The maximum amount outstanding under the loan agreement during 1997 was $350,000.

                                                                         ANNEX B

[VECTOR SECURITIES INTERNATIONAL LETTERHEAD]

                                 August 9, 1998

The Board of Directors
Molecular Dynamics, Inc.
928 East Arques Avenue
Sunnyvale, California 94086

Members of the Board:

     You have requested our opinion as investment bankers with respect to the fairness, from a financial point of view as of the date hereof, to the holders of common stock, par value $0.01 per share ("Common Stock"), of Molecular Dynamics, Inc. ("Molecular Dynamics"), a Delaware corporation, of the cash consideration to be offered to such stockholders pursuant to the terms of the Agreement and Plan of Merger, dated August 9, 1998 (the "Agreement"), among (i) Amersham Pharmacia Biotech Inc., a Delaware corporation ("Amersham Pharmacia"),
(ii) APB Acquisition Corp., a Delaware corporation and a wholly owned subsidiary of Amersham Pharmacia ("Merger Sub"), and (iii) Molecular Dynamics.

     The Agreement provides, among other things, that Merger Sub will make a cash tender offer for all outstanding shares of Common Stock of Molecular Dynamics (together with associated share purchase rights), other than shares held by Amersham Pharmacia or its affiliates at $20.50 per share and that following consummation of the offer, Merger Sub will merge with Molecular Dynamics in a transaction in which all outstanding shares of Common Stock of Molecular Dynamics, other than shares held by Amersham Pharmacia or its affiliates, will be converted into the right to receive $20.50 per share in cash (the "Proposed Transaction"). The terms and conditions of the Proposed Transaction are more fully set forth in the Agreement.

     In arriving at the opinion set forth herein, we, among other things: (i) reviewed Molecular Dynamics' Annual Reports, Forms 10-K and related financial information for the four fiscal years ended December 31, 1997, Form 10-Q and related unaudited financial information for the three months ended March 31, 1998, and unaudited financial information for the six months ended June 30, 1998; (ii) reviewed certain information, including financial forecasts, relating to the business, earnings, cash flows, assets and prospects of Molecular Dynamics, furnished to us by Molecular Dynamics; (iii) conducted discussions with members of senior management of Molecular Dynamics concerning its business and prospects; (iv) reviewed the historical market prices and trading activity for Molecular Dynamics Common Stock and compared such prices and trading histories with those of certain publicly traded companies which we deemed to be relevant; (v) compared the financial position and operating results of Molecular Dynamics with those of certain other publicly traded companies which we deemed relevant; (vi) compared the proposed financial terms of the Proposed Transaction with the financial terms of certain other transactions which we deemed to be relevant; (vii) reviewed the financial terms of the Proposed Transaction as set forth in the Agreement; and (viii) reviewed such other financial studies and analyses and performed such other investigations and took into account such other matters as we deemed appropriate.

     In connection with our opinion, we have not assumed any responsibility for independent verification of any information publicly available or supplied or otherwise made available to us regarding Molecular Dynamics and we have assumed and relied on such information being accurate and complete in all respects. We have not made or obtained or been provided with any independent evaluation or appraisal of the assets or liabilities of Molecular Dynamics. With respect to the financial projections of Molecular Dynamics referred to above, we have assumed that they have been reasonably prepared on bases reflecting the best available estimates and judgements of the management of Molecular Dynamics as to the future financial performance of Molecular Dynamics and that Molecular Dynamics will perform in accordance with such projections. We

Molecular Dynamics, Inc.
August 9, 1998
Page 2
assume no responsibility for and express no view as to such forecasts or the assumptions under which they are prepared. Our conclusions are based solely on information available to us on or before the date hereof and reflect economic, market, and other conditions as of such date. In rendering our opinion, we have assumed that the Proposed Transaction will be consummated on the terms described in the Agreement, without any waiver of any material terms or conditions, and that obtaining any necessary regulatory approvals for the transaction will not have an adverse effect on Molecular Dynamics.

     Vector Securities International, Inc. is a full service securities firm, and in the course of its normal trading activities, may from time to time effect transactions and hold positions in securities of Molecular Dynamics. We have performed investment banking services for Molecular Dynamics in the past and have received customary compensation for such services. We are currently acting as financial advisor to Molecular Dynamics in connection with the Proposed Transaction and will receive a fee in connection therewith, with such fee being contingent upon consummation of the Proposed Transaction.

     This opinion has been prepared at the request and for the use and benefit of the Board of Directors of Molecular Dynamics and is rendered to the Board of Directors of Molecular Dynamics in connection with its consideration of the Proposed Transaction. This opinion does not constitute a recommendation to any stockholder of Molecular Dynamics as to whether to accept the consideration to be offered to the stockholders in connection with the Proposed Transaction. This opinion does not address the relative merits of the Proposed Transaction or any other transactions or business strategies discussed by the Board of Directors of Molecular Dynamics as alternatives to the Proposed Transaction or the decision of the Board of Directors of Molecular Dynamics to proceed with the Proposed Transaction.

     This opinion shall not be reproduced, summarized, described or referred to, or provided to any other person, without our prior written consent.

     On the basis of and subject to the foregoing, including the various assumptions and limitations set forth herein, and based upon such other matters as we consider relevant, it is our opinion as of the date hereof that the cash consideration to be offered to the holders of Common Stock of Molecular Dynamics (other than Amersham Pharmacia and its affiliates) pursuant to the Proposed Transaction is fair to such stockholders from a financial point of view.

                                  Very truly yours,

                                  VECTOR SECURITIES INTERNATIONAL, INC.

                                  By:[JEFFREY A. FINK SIGNATURE]
                                     -------------------------------------------

                                            Jeffrey A. Fink
                                            Managing Director

                                 EXHIBIT INDEX

EXHIBIT
NUMBER                           EXHIBIT NAME
-------                          ------------
 1*+     Form of Offer to Purchase, dated August 14, 1998.
 2*+     Form of Letter of Transmittal.
 3*      Agreement and Plan of Merger among the Company, Purchaser
           and Parent dated as of August 9, 1998.
 4*      Stockholder Agreement dated as of August 9, 1998, among
           James M. Schlater, Jay Flatley, Purchaser and Parent.
 5       Letter Agreement dated August 9, 1998, between the Company and Jay Flatley.
 6+      Letter to Stockholders of the Company dated August 14, 1998.
 7+      Opinion of Vector Securities International, Inc., dated
           August 9, 1998 (incorporated by reference to Annex B of
           this Schedule 14D-9).
 8*      Text of Press Release Issued by Nycomed Amershan plc, dated
           August 10, 1998.
 9#      Warrant Purchase Agreement, dated April 6, 1994, by and
           between Molecular Dynamics, Inc. and Amersham Holdings,
           Inc.
10#      Warrant to Purchase 1,002,000 shares dated April 6, 1994, by and between Molecular Dynamics, Inc., Amersham Holdings,
           Inc. and Amersham International plc.
11#      Standstill Agreement, dated April 6, 1994, by and between
           Molecular Dynamics, Inc., Amersham Holdings, Inc. and
           Amersham International plc.
12#      Collaboration Agreement, dated April 6, 1994, by and between
           Molecular Dynamics, Inc. and Amersham International plc.
13#      Co-Development and Co-Promotion Agreement for FluorImager
           Reagents, dated April 6, 1994, by and between Amersham
           International plc and Molecular Dynamics, Inc.
14#      Cross Co-Promotion Agreement, dated April 6, 1994, by and
           between Amersham International plc and Molecular Dynamics,
           Inc.

---------------
+ Included with materials delivered to stockholders of the Company.

* Filed as an Exhibit to the Purchaser's Tender Offer Statement on Schedule 14D-1 dated August 14, 1998, and incorporated herein by reference.

# Filed as an Exhibit to the Company's Quarterly Report on Form 10-Q for the quarterly period ended July 3, 1994 (File No. 0-19955) filed with the Securities and Exchange Commission on August 17, 1994, and incorporated herein by reference.